Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

THE EXPLORATION COMPANY OF DELAWARE, INC.,

OUTPUT ACQUISITION CORP. and

OUTPUT EXPLORATION, LLC

Dated as of February 20, 2007

Page

ARTICLE I	THE MERGER	1

Section 1.1	The Merger	1
Section 1.2	Closing	1
Section 1.3	Effective Time	2
Section 1.4	Effects of the Merger	2
Section 1.5	Certificate of Incorporation; Bylaws	2
Section 1.6	Directors	2
Section 1.7	Officers	2

ARTICLE II	EFFECT OF THE MERGER ON THE SECURITIES OF THE CONSTITUENT COMPANIES	3

ARTICLE III	REPRESENTATIONS AND WARRANTIES	16

Section 3.1	Representations and Warranties of the Company	16
Section 3.2	Oil and Gas Representations	33
Section 3.3	Investment Representations	37
Section 3.4	Representations and Warranties of Parent and Sub	39

ARTICLE IV	COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER	41

Section 4.1	Conduct of Business of the Company	41
Section 4.2	Other Actions	41

- i -

(continued)
Page

Section 4.3	Specific Undertakings	41

ARTICLE V	ADDITIONAL AGREEMENTS	43

ARTICLE VI	CONDITIONS PRECEDENT	47

Section 6.1	Conditions to Each Party's Obligation to Effect the Merger	47
Section 6.2	Conditions to Obligations of Parent and Sub	48
Section 6.3	Conditions to Obligations of the Company	50

ARTICLE VII	SPECIAL PROVISIONS AS TO CERTAIN MATTERS	50

Section 7.1	No Solicitation	50
Section 7.2	Remedies	51

ARTICLE VIII	{INTENTIONALLY OMITTED}	53

ARTICLE IX	TERMINATION, AMENDMENT AND WAIVER	53

Section 9.1	Termination	53
Section 9.2	Effect of Termination	53
Section 9.3	Extension; Waiver	53
Section 9.4	Procedure for Termination, Amendment, Extension or Waiver	54

ARTICLE X	INDEMNIFICATION	54

- ii -

(continued)
Page

Section 10.7	Environmental Remediation Standard	57
Section 10.8	Payment of Indemnity	57
Section 10.9	Effectiveness; Exclusive Remedy	58
Section 10.10	Risk Allocation	58

ARTICLE XI	GENERAL PROVISIONS	58

Exhibits

A	Certificate of Incorporation of Surviving Corporation
B	Bylaws of Surviving Corporation
C	Debt
D	Sellers' Expenses and Employee Retention Bonuses
E	Rush Springs Properties
F	Form of Area of Mutual Interest Agreement - Rush Springs Properties
G	Form of Assignment of Overriding Royalty Interest - Rush Springs Properties
2.2	Stakeholders and Interests
2.3	Form of Holders' Agreement
2.4(a)	Form of Deposit Escrow Agreement
2.4(j)	Form of Expense Escrow Agreement
2.4(k)	Closing Statement Procedures
2.6	Form of Reserve Escrow Agreement
2.8	Allocated Merger Consideration Values
2.12(c)	Capital Expenditure Budget
2.13	Allocation of the Consideration
3.1(e)(iii)	Working Capital at 09/30/2006

- iii -

(continued)

3.2	List of Oil and Gas Interests
3.2(b)	Wells - Exceptions
3.2(l)	Reserve Report
6.2(i)	Form of Release for Officers, Directors and 5% Unitholders

Disclosure Letter with Disclosure Schedules

Oil and Gas Subset of Schedules to Disclosure Letter

3.2(c)	Gas Imbalances
3.2(d)	Royalties
3.2(e)	Payout Balances
3.2(f)	Prepayments
3.2(g)	Capital Expenditures
3.2(h)	Other Mineral Related Matters
3.2(i)	Additional Drilling Operations
3.2(j)	Financial and Product Hedging Contracts

- iv -

Execution Version

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of February 20, 2007 (this "Agreement"), is made by and among The Exploration Company of Delaware, Inc., a Delaware corporation ("Parent"), Output Acquisition Corp., a Texas corporation and a wholly-owned Subsidiary of Parent ("Sub"), and Output Exploration, LLC, a Delaware limited liability company (the "Company"). Parent, Sub and the Company are each a "party" and together are "parties" to this Agreement. Capitalized terms used herein are defined or cross-referenced in Section 11.3 of this Agreement. The Stakeholders' Representative, upon appointment, shall also enter into and deliver this Agreement.

W I T N E S S E T H

WHEREAS, the Boards of Directors of Parent and Sub and the Board of Representatives of the Company have each approved the merger of the Company with and into Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding units of the membership interests of the Company (excluding units owned, directly or indirectly, by the Company or any Subsidiary of the Company or by Parent, Sub or any other Subsidiary of Parent, which units will be canceled and retired without payment of any consideration) will be canceled and retired and converted into the right to receive the Merger Consideration;

WHEREAS, Parent, Sub, and the Company desire to prescribe various conditions to the Merger; and

WHEREAS, the holders of Company Units representing a majority of the issued and outstanding Company Units entitled to vote on the Merger have, by written consent in lieu of a special meeting of the holders of Company Units entitled to vote thereon, approved the Merger and the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I
THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL") and the Delaware Limited Liability Company Act (the "DLLCA"), the Company shall be merged with and into Sub at the Effective Time. Upon the Effective Time, the separate existence of the Company shall cease, and Sub shall continue as the surviving corporation in the Merger (the "Surviving Corporation").

Section 1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. on the second business day following the date on which the last of the conditions to be fulfilled or waived set forth in Article VI shall be fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Haynes and Boone, LLP, legal counsel to the Company, located at 1221 McKinney Street, Suite 2100, Houston, Texas 77010, unless another date, time or place is agreed to in writing by the parties hereto; provided, however, that it is acknowledged and agreed that the Closing Date shall be extended to April 2, 2007 to the extent required for Parent to arrange for its financing for the transactions contemplated by this Agreement despite all conditions to Closing having previously been fulfilled or waived. The Closing may, with the consent of all parties thereto, take place by delivering an exchange of documents by facsimile transmission or electronic mail with originals to follow by overnight mail service or courier.

Section 1.3 Effective Time. The parties hereto shall file with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") on the Closing Date (or on such other date as Parent and the Company may agree) a certificate of merger (the "Certificate of Merger") and/or other appropriate documents, executed in accordance with the relevant provisions of the DGCL and the DLLCA, and make all other filings or recordings required under the DGCL or the DLLCA in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State, or at such later time as is specified in the Certificate of Merger (the "Effective Time").

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall be and become the debts, liabilities and duties of the Surviving Corporation. For income Tax purposes, the Merger will be treated as (i) a sale of assets by the Company to Sub in exchange for the Merger Consideration and Sub's assumption of the Company's liabilities immediately followed by (ii) a complete liquidation of the Company. The parties hereto will characterize the Merger as such for purposes of all income Tax Returns.

Section 1.5 Certificate of Incorporation; Bylaws. The Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time, and as set forth on Exhibit A attached hereto, shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of Sub as in effect immediately prior to the Effective Time, and as set forth on Exhibit B attached hereto, shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 1.6 Directors. The directors of Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation at and as of the Effective Time (retaining their respective terms of office).

Section 1.7 Officers. The officers of Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office).

ARTICLE II
EFFECT OF THE MERGER ON THE SECURITIES OF THE
CONSTITUENT COMPANIES

Section 2.1 Effect of the Merger. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders of any membership units of the Company (the "Company Units") or of the holders of any shares of capital stock of Sub:

(a) Shares of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully-paid and non-assessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Capital Stock. All Company Units issued and outstanding immediately prior to the Effective Time that are owned by the Company or by any Subsidiary of the Company or by Parent, Sub or any other Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Company Units. Other than Company Units to be canceled and retired without any consideration being delivered therefor as provided in Section 2.1(b), each Company Unit issued and outstanding immediately prior to the Effective Time (the "Converting Units") shall automatically be converted into and become (i) a right to receive an amount, in immediately available funds, equal to the aggregate amount in the Payment Fund divided by the number of Converting Units together with the number of Unit Equivalents, as shown on Exhibit 2.2 plus (ii) a contingent right to receive a portion of each distribution, if any, from the Expense Account and the Reserve Account to the holders of Converting Units pursuant to Section 2.4(g), Section 2.4(h) and Section 2.6(d), as applicable, with such portion to equal the amount of such distribution divided by the number of Converting Units together with the number of Unit Equivalents, as shown on Exhibit 2.2 (such right in clause (i) and such contingent right in clause (ii) referred to collectively as the "Merger Consideration").

(d) Cancellation and Retirement of Company Units. As of the Effective Time, all Company Units issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such Company Units shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon delivery of a Letter of Transmittal in accordance with Section 2.5.

(e) Warrants and Options. The Company shall take such action in order that, prior to the Effective Time, all warrants issued by the Company, whether then exercisable (the "Warrants"), and all options granted by the Company, including without limitation those granted under any Company option plan or agreement (collectively, as such plans or agreements may have been amended, supplemented or modified from time to time, the "Option Plans"), that are unexercised, whether then exercisable (the "Options"), shall have been extinguished and those Warrants and Options that are "in-the-money" shall be converted into a right to receive an amount in cash equal to their appropriate share of the Merger Consideration as provided in Section 2.2, reduced by the exercise price of that respective Option or Warrant, and that the holders of Warrants and Options shall have no other rights with respect thereto. All Options, Warrants and all Option Plans shall be terminated as of the Effective Time.

Section 2.2 Stakeholders. At the Effective Time, all Warrants and Options and all rights under Contingent Payment Agreements and Earn Out Agreements will be converted, based upon cashless exercise principles and the terms of such instruments, into an economic equivalent number of Converting Units ("Unit Equivalents"), as reflected, with the holders of Converting Units, on Exhibit 2.2. Holders of Converting Units and the holders of Unit Equivalents are collectively referred to as the "Stakeholders." Stakeholders will be entitled to an appropriate share of the Merger Consideration, distributions from the Expense Account pursuant to Section 2.4(g) and Section 2.4(h), distributions from the Reserve Account pursuant to Section 2.6(d) and distributions of the Restructuring Transactions proceeds other than Moon Bend Proceeds on the basis reflected in Exhibit 2.2.

Section 2.3 Rights. The Company shall, prior to the Effective Time, (a) ensure that all restrictions on the transfer of Company Units and Unit Equivalents under the Certificate of Formation of the Company (the "Certificate of Formation"), the Limited Liability Company Agreement of the Company (the "Investors Agreement") and any other contract, agreement, arrangement or understanding to which the Company is a party or by which it, the Company Units or Unit Equivalents are bound shall not apply to the Merger or the other transactions contemplated by this Agreement and (b) solicit from each beneficiary of the Contingent Payment Agreements and the Earn Out Agreements written agreement, in the form of Exhibit 2.3 (which exhibit shall be attached to this Agreement by mutual agreement of Parent and the Company no later than five (5) business days after the date of this Agreement) (each, a "Holders' Agreement"), that the consideration to be provided to such beneficiary pursuant to this Agreement shall be the sole and exclusive consideration to which such beneficiary is entitled pursuant thereto, that each such Contingent Payment Agreement and Earn Out Agreement shall at all times after the Effective Time represent only the right to receive the portion of the Merger Consideration to which such beneficiary is entitled pursuant to this Agreement and that each such Contingent Payment Agreement and Earn Out Agreement shall, for all other purposes, be deemed terminated and of no further force and effect following the Effective Time.

Section 2.4 Funding Obligations and Certain Disbursements.

(a) Deposit. Parent shall deposit, or shall cause to be deposited, the sum of Two Million Dollars ($2,000,000) with the Escrow Agent by check, wire transfer or other form of immediately available or same day funds upon execution and delivery of this Agreement. The term "Deposit" means, as of a particular time, the sum deposited with the Escrow Agent by Parent pursuant to this Section 2.4(a), together with interest accrued and paid or payable by the Escrow Agent thereon at such time. The Escrow Agent shall hold the amounts deposited with the Escrow Agent hereunder in escrow in an interest-bearing account pursuant to the terms of an escrow agreement executed by Parent, the Company, and the Escrow Agent as of the date hereof in the form materially similar to that set forth in Exhibit 2.4(a) hereto (the "Deposit Escrow Agreement").

(b) Disposition of the Deposit. If the parties consummate the contemplated Merger in accordance with the terms hereof, the parties shall instruct the Escrow Agent to transfer the Deposit to the Payment Fund to be applied to the Merger Consideration. If this Agreement is terminated for any reason other than by the Company pursuant to Section 9.1(d), the parties shall instruct the Escrow Agent, within two (2) business days of such termination, to promptly return the Deposit to Parent. If this Agreement is terminated by the Company pursuant to Section 9.1(d), the parties shall instruct the Escrow Agent, within two (2) business days of such termination, to promptly deliver the Deposit to the Company as compensation for its compliance following execution of this Agreement with Article IV. The parties agree that damage to the Company from any failure or refusal by Parent to perform its obligations under this Agreement would be difficult or impossible to determine with precision, and the balance of the Deposit at the time of such termination pursuant to Section 9.1(d) is a reasonable and fair estimate of such damages.

(c) Parent's Funding Obligations at Closing. At Closing, Parent shall:

(i) deposit, or shall cause to be deposited, into an escrow account with the Reserve Agent intended to comply with exemptions under applicable federal and state securities laws (the "Reserve Account"), a stock certificate or certificates, issued in the name of the Reserve Agent for the further benefit of the Stakeholders' Representative, representing a number of fully-paid, non-assessable, validly authorized and issued shares of common stock, par value $0.01 per share, of Parent ("Parent Common") equal in number to $4,000,000 divided by the Deal Stock Price with any fractional share disregarded (the shares of Parent common stock deposited into the Reserve Account are referred to herein as the "Reserve Shares");

(ii) pay, or shall cause to be paid, in full the Debt as of the Closing Date (other than the Product Hedging Contracts) in accordance with the payoff letters from the creditors and lenders of the Debt as provided by the Company to Parent at least one (1) business day prior to the Closing Date;

(iii) pay off or assume, or shall cause to be paid off or assumed (if, in the case of such an assumption, agreement can be reached with Wells Fargo, the current counterparty to the Product Hedging Contracts), in full, all amounts due under the Product Hedging Contracts;

(iv) deposit, or shall cause to be deposited, into a segregated expense account (the "Expense Account") with the Paying Agent, an amount in cash (the "Expense Deposit") equal to (A) the aggregate amount of Deferred Adjustment Claims, plus (B) the amount of the Employee Retention Bonuses, and plus (C) the amount of Sellers' Expenses set forth in a notice delivered to Parent at least two (2) business days prior to Closing (the "Sellers' Expenses Allowance"); and

(v) in addition to the deposit of the Deposit, deposit, or shall cause to be deposited, into a segregated payment account with the Paying Agent (the "Payment Fund"), an amount in cash (the "Distribution Deposit") equal to:

(A) $87,000,000, as such amount is adjusted pursuant to Section 2.8(d) and Section 2.12,

plus

(B) an amount equal to the net cash proceeds received by OPEX from its sale of the Moon Bend field (the "Moon Bend Proceeds") (which net proceeds are to be retained by OPEX following the Effective Time), plus

(C) $4,637,425 (the amount of working capital shown on the Latest Balance Sheet),

minus

(D) the Deposit (including all earnings thereon),

minus

(E) the Expense Deposit,

minus

(F) $60,253,766 (the amount of Debt, other than Product Hedging Contracts, reflected on the Latest Balance Sheet),

minus

(G) the aggregate amount of Debt (including pursuant to Product Hedging Contracts) incurred by the Companies after September 30, 2006, if any, that constitutes a breach of Section 3.1(f)(xvi) or Section 3.1(f)(xvii) or a violation of Section 4.3(e) or Section 4.3(q), and minus

(H) the aggregate amount of indebtedness owed to the Companies by any Related Party as of the Closing Date.

(d) Escrow Agent's Obligations at Closing. At the Closing, in accordance with the Deposit Escrow Agreement and Section 2.4(b), the Deposit (including all earnings thereon) will be released by the Escrow Agent and transferred to the Paying Agent for deposit by the Paying Agent into the Payment Fund.

(e) Disbursement of Sellers' Expenses. At Closing, the Paying Agent shall pay from the Expense Account, to each payee of Sellers' Expenses, the amount due that payee (in an aggregate amount not to exceed the Sellers' Expenses Allowance) as the Stakeholders' Representative may direct.

(f) Disbursement of Employee Retention Bonuses. Following the Closing, when authorized by the joint written instructions of Parent and the Stakeholders' Representative, the Paying Agent shall pay, from the Expense Account, to each employee of the Company set forth on Exhibit D of this Agreement, the amount of the employee retention bonus listed on such schedule adjacent to such employee's name (the "Employee Retention Bonuses"). Prior to Closing, the Company will extinguish all accrued and unused vacation and sick time for employees accrued during all periods (or portions thereof) prior to January 1, 2007. The Surviving Corporation shall be responsible for all other employment matters and expenses incurred by the Company in the Ordinary Course of Business that are attributable to all periods (or portions thereof) following December 31, 2006, including without limitation unused vacation and sick time accrued after December 31, 2006 by any employee of the Company who is not retained by the Surviving Corporation.

(g) Disbursement of Amounts in Respect of Deferred Adjustment Claims. From time to time following the Closing upon the settlement of any Deferred Adjustment Claim, as set forth in the joint written instructions of Parent and the Stakeholders' Representative or in a final, non-appealable order by a court of competent jurisdiction delivered to the Paying Agent by Parent or the Stakeholders' Representative, the Paying Agent shall pay, from the Expense Account, (i) to Parent, the amount of such settled Deferred Adjustment Claim to which Parent is entitled, if any, and (ii) to the Stakeholders, the amount of such settled Deferred Adjustment Claim to which Parent is not entitled, if any. All distributions to the Stakeholders pursuant to this Section 2.4(g) shall be allocated among such Stakeholders as provided in Exhibit 2.2.

(h) Termination of Expense Account. Following the final resolution of all Deferred Adjustment Claims and payment of all Sellers' Expenses and the Employee Retention Bonuses, any monies remaining in the Expense Account shall be distributed to the Stakeholders, and the Expense Account shall thereafter be terminated. All distributions to the Stakeholders pursuant to this Section 2.4(h) shall be allocated among such Stakeholders as provided in Exhibit 2.2.

(i) Investment of Funds. The Paying Agent will invest all cash included in the Payment Fund and the Expense Account, as applicable, through the Escrow Agent in short term United States government securities or comparable investments; provided, however, that the terms and conditions of the investments shall be such as to permit the Paying Agent to make prompt payment of such amounts as required hereunder. All earnings of the Payment Fund and the Expense Account shall be deposited into the Expense Account.

(j) Paying Agent Expenses. The Expense Account shall be governed by a Distribution Agreement, by and among the Paying Agent, Parent and the Stakeholders' Representative in the form materially similar to that set forth in Exhibit 2.4(j) hereto (the "Expense Escrow Agreement"). In accordance with the terms of the Expense Escrow Agreement, the reasonable charges and expenses of the Paying Agent in connection with the Expense Account shall be (i) paid one-half by Parent and Sub from their own accounts and (ii) paid one-half by the Stakeholders' Representative (including, to the extent available, from the Expense Account).

(k) Reconciliation of Closing Statement. Following the Closing, in accordance with the procedures set forth on Exhibit 2.4(k) attached hereto, the parties will verify that the calculations of the California Net Profit or Loss used for adjustments to the Merger Consideration at Closing pursuant to Section 2.12(a) were accurate. To the extent of any inaccuracy, Parent will make a corrective payment to the Expense Account or Parent will be entitled to the release of Reserve Shares from the Reserve Account, as the case may be, as further provided for in Exhibit 2.4(k).

Section 2.5 Exchange Procedures.

(a) Letter of Transmittal. The Payment Fund shall be governed by a Distribution Agreement, by and between the Paying Agent and the Stakeholders' Representative in form and substance satisfactory to each of such parties. Promptly after the Effective Time (but in no event more than five (5) days thereafter), the Paying Agent will mail to each Stakeholder a form of letter of transmittal ("Letter of Transmittal") and instructions for use in surrendering Converting Units, Options, Warrants, Earn Out Agreements and Contingent Payment Agreements and receiving the Merger Consideration to which such Stakeholder shall be entitled therefor. By execution and delivery of a Letter of Transmittal, a Stakeholder shall be deemed to consent to the terms of the Merger and this Agreement, including the appointment of the Stakeholders' Representative pursuant to Section 2.7.

(b) Paying Agent Procedures. The Paying Agent will distribute from the Payment Fund to each Stakeholder, upon delivery to the Paying Agent of a Letter of Transmittal and acceptance thereof by the Paying Agent, each such Stakeholder's appropriate share of the Payment Fund as provided in Exhibit 2.2. The Paying Agent shall accept Letters of Transmittal upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If the Merger Consideration (or any portion thereof, including any payments from the Expense Account or the Reserve Account in accordance with Section 2.4(g), Section 2.4(h) or Section 2.6(d), as applicable) is to be delivered to any person other than the Stakeholder in whose name the Converting Units, Options, Warrants, Earn Out Agreements or Contingent Payment Agreements surrendered in exchange therefor is registered, it shall be a condition to such exchange that a duly executed and witnessed instrument of transfer shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of the payment of such consideration to a person other than the registered Stakeholder thereof, or shall establish to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of Converting Units or Unit Equivalents and if Converting Units or Unit Equivalents are presented to the Company for transfer, they shall be canceled against delivery of the Merger Consideration as herein provided. Until surrendered as contemplated by this Section 2.5(b), Converting Units and Unit Equivalents shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, as contemplated by Section 2.1(c), Section 2.1(e) and Section 2.2.

(c) No Further Ownership Rights. The Merger Consideration paid upon the surrender of Converting Units or Unit Equivalents in accordance with the terms of this Article II (including the contingent right to receive a portion of all distributions to the holders of Converting Units or Unit Equivalents from the Expense Account or the Reserve Account in accordance with Section 2.4(g), Section 2.4(h) or Section 2.6(d), as applicable) shall be deemed to be paid in full satisfaction of all rights pertaining to the Converting Units or Unit Equivalents.

(d) Withholding Rights. Each of the Reserve Agent and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any Stakeholder such amounts as the Reserve Agent and the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent such amounts are so withheld by the Reserve Agent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Stakeholder in respect of whom such deduction and withholding was made.

(e) No Liability. Neither Parent, Sub, the Surviving Corporation nor the Paying Agent shall be liable to any person in respect of any distributions payable from the Payment Fund or Expense Account delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.6 Reserve Account. The Reserve Account shall be governed by an Escrow Agreement, by and among the Reserve Agent, Parent and the Stakeholders' Representative in the form materially similar to that set forth in Exhibit 2.6 hereto (the "Reserve Escrow Agreement").

(a) Payments after Closing. From time to time following the Closing, in accordance with the terms of the Reserve Escrow Agreement, the Reserve Agent shall, upon the joint written instructions of Parent and the Stakeholders' Representative (which instructions shall not be unreasonably withheld, conditioned or delayed by Parent or the Stakeholders' Representative following notice from the Reserve Agent of a claim made against the Reserve Account) or the delivery by Parent of a final, non-appealable order by a court of competent jurisdiction, that Parent or any other Parent Indemnitee is entitled to an amount pursuant to Article X (the "Indemnity Amount"), release to Parent or such other Parent Indemnitee such number of Reserve Shares as may equal the Indemnity Amount divided by the Deal Stock Price, disregarding any fractional share. Parent shall cooperate with the Reserve Agent in exchanging any certificate representing Reserve Shares for such number of certificates, representing the like number of aggregate Reserve Shares, and in such denominations as the Reserve Agent may require to release Reserve Shares as and when required pursuant to this Section 2.6(a).

(b) Reserve Agent Expenses. In accordance with the terms of the Reserve Escrow Agreement, the reasonable charges and expenses of the Reserve Agent shall be (i) paid one-half by Parent and Sub from their own accounts and (ii) paid one-half by the Stakeholders' Representative (including, to the extent available, from the Expense Account).

(c) Liquidation of Reserve Shares. At the close of business twelve (12) months after the Effective Time, the Reserve Agent will arrange the sale for cash of an aggregate number of Reserve Shares, disregarding any fractional share, equal to (i) the number of Reserve Shares then held in the

Reserve Account, minus (ii) the number of Reserve Shares obtained by dividing the aggregate dollar amount of all pending but unsettled and unpaid claims made by Parent Indemnitees pursuant to Article X by the Deal Stock Price, minus (iii) number of Reserve Shares obtained by dividing the aggregate dollar amount of all settled but unpaid claims made by Parent Indemnitees pursuant to Article X by the Deal Stock Price (such pending and unpaid settled claims, the "Outstanding Claims"). As soon as practicable following the final resolution and payment of all Outstanding Claims, including the release to Parent Indemnitees of all Reserve Shares required to satisfy any obligation owing to them in respect of the Outstanding Claims pursuant to Article X, the Reserve Agent will arrange the sale for cash of the remaining Reserve Shares held in the Reserve Account. All sales of Reserve Shares by the Reserve Agent shall be subject to the requirements of applicable law. The sale of the Reserve Shares by the Reserve Agent shall be made in daily amounts not to exceed 20% of the average daily trading volume of Parent Common on the Nasdaq Global Select Market for the prior ten trading days, unless the Reserve Agent is jointly instructed otherwise by the Stakeholders' Representative and Parent.

(d) Distribution to Stakeholders; Termination of Reserve Account. As soon as practicable following any sale of Reserve Shares pursuant to Section 2.6(c), the Reserve Agent shall distribute the cash proceeds thereof, less costs of sale, to the Stakeholders. All distributions pursuant to this Section 2.6(d) shall be allocated among such Stakeholders as provided in Exhibit 2.2. Upon the final distribution of such proceeds, the Reserve Account shall be terminated.

Section 2.7 Appointment of Stakeholders' Representative. Prior to the Effective Time, the Company's Board of Representatives will constitute and appoint a person with full power of substitution and resubstitution, to act as the agent, representative and attorney-in-fact of any and all of the Stakeholders and in their name, place and stead (the "Stakeholders' Representative") with respect to any matter arising in connection with this Agreement and to make on behalf of any or all such holders, individually and collectively, any decisions and take all actions that they would be entitled to make pursuant to this Agreement (but for the appointment of the Stakeholders' Representative), including any decision, action, notice, or election taken with respect to the indemnification rights and obligations of such holders pursuant to Article X and any other decision, action, notice or election that may prejudice the rights of any such holder or may have an adverse effect with respect to any such holder. The Stakeholders' Representative shall be considered a nominee and agent of the Stakeholders. Each Stakeholder shall, by virtue of such Stakeholder's execution and delivery of a Letter of Transmittal, be deemed to ratify and confirm the establishment of, and appointments to, the Stakeholders' Representative. Any decision or action of the Stakeholders' Representative made on behalf of any or all such Stakeholders shall be binding on such Stakeholders, their heirs, successors and assigns. Parent and Sub shall, with respect to any notice, decision or action to be given or made by the Stakeholders, be entitled to rely upon any written notice, instruction, certificate or request given or made by the Stakeholders' Representative. Each Stakeholder, by virtue of such Stakeholder's execution and delivery of a Letter of Transmittal, agrees severally, but not jointly, to indemnify and hold harmless the Stakeholders' Representative from and against all obligations, liabilities, claims, costs, fees, expenses (including costs and expenses of counsel) owed or due to any third party (including any other holder) of whatsoever nature and kind arising out of, associated with or resulting from the exercise by the Stakeholders' Representative, or the failure to exercise by the Stakeholders' Representative, of their powers and the performance or non-performance of their duties hereunder, provided that the foregoing shall be inapplicable in any case of gross negligence or willful misconduct on the part of the Stakeholders' Representative. The Stakeholders' Representative shall not be liable to the holders for any action taken or omitted by the Stakeholders' Representative in good faith under this Agreement, except for gross negligence or willful misconduct.

Section 2.8 Title and Environmental Defects.

(a) Access. Through and including March 26, 2007 (the "Examination Period"), the Company shall permit, to the extent that the Company has the ability to grant access, Parent and its representatives to have reasonable access to the properties and assets of the Company and its Subsidiaries for the purpose of allowing Parent to inspect the properties and assets and conduct due diligence (including Phase I and Phase II Environmental Site Assessments) for any Environmental Defects, all at Parent's sole risk, cost and expense. The Company or its representatives shall have the right to be present during any such inspection of the properties and assets. All such inspections by Parent shall be conducted in such a manner as to cause the least possible interference with the operations of the Company, and after any such inspections, the subject properties and assets shall be restored as nearly as possible to their condition prior to such inspections, at Parent's sole cost and expense. Prior to accessing the properties or the assets, Parent shall provide 24 hours prior notice to the Company of the properties or assets to be accessed and during such 24 hour period the parties will mutually agree on the scope of the investigation to be conducted on such properties or assets, which agreement by the Company shall not be unreasonably withheld. Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries for any Losses or Claims asserted against them arising from the acts or omissions of Parent or its agents, contractors or employees in conducting conducing any due diligence on the properties or assets pursuant to this Section 2.8(a). In addition, Parent will remove any investigation-derived wastes within thirty (30) days of its generation and will be designated as the generator of such wastes for the purposes of waste disposal, if permitted under applicable Environmental Laws. Parent will provide to the Company and its Subsidiaries copies of the final draft reports relating to any such inspections.

(b) Parent's Assertion of Defects.  Prior to the end of the Examination Period (the "Defect Notice Date"), Parent shall notify the Company in writing of any matters which, in Parent's reasonable opinion, constitute Environmental Defects or Title Defects (collectively, "Defects") and which Parent intends to assert as a Defect with respect to any portion of the Company's Ownership Interests pursuant to this Section 2.8. Those Defects identified in such notice to the Company are herein called "Asserted Defects." Parent shall be deemed to have waived any Defect that Parent fails to raise as an Asserted Defect by written notice given to the Company on or before the Defect Notice Date, except that if (i) a non-asserted Defect constitutes a breach of the representations and warranties of the Company set forth in this Agreement and (ii) as of the Defect Notice Date, Parent either (A) does not have actual knowledge of the facts necessary to establish all of the material elements of such breach or (B) does not have actual knowledge that the facts known by Parent constitute such breach, then such non-asserted Defect may be asserted by Parent following the Effective Time as a claim for indemnification under Article X to the extent that such non-asserted Defect constitutes a breach of the representation or warranties of the Company set forth in this Agreement. To be effective, Parent's written notice of an Asserted Defect must include (1) a brief description of the matter constituting the Asserted Defect, (2) the estimated claimed Losses attributable thereto, and (3) supporting documents reasonably necessary to verify the existence of such Asserted Defect. The Merger Consideration attributable to any particular Ownership Interest for purposes of the Asserted Defect procedures shall be the values allocated to each such Ownership Interest on Exhibit 2.8 attached hereto (the "Allocated Merger Consideration Values"). Parent shall promptly furnish the Company with written notice of any matter or circumstance which increases the Company's interest in any Ownership Interest and which is discovered by any of Parent's employees or representatives while conducting Parent's title review, due diligence or investigation with respect to the Ownership Interests. Parent shall instruct all employees and representatives of Parent conducting due diligence on the Ownership Interests to report any interest in an Ownership Interest that is additional to those set forth in Exhibit 3.2.

    (c) Company Cure. If Parent notifies the Company of any Asserted Defect on or before the Defect Notice Date, the Company shall have the right, at its sole discretion (and without obligation) and at its cost and expense, until two (2) business days prior to Closing, to cure all or a portion of the Asserted Defect. If the Company fails to cure an Asserted Defect within such time period, and Parent does not waive the Asserted Defect on or before the Closing, the Ownership Interest affected by such Asserted Defect shall be deemed a "Defective Property."

(d) Merger Consideration Adjustments.

(i) If Parent presents an Asserted Defect to the Company in accordance with Section 2.8(b) and the Company is unwilling or unable to cure such Asserted Defect as of two (2) business days prior to Closing, the Company shall have the option to transfer the Defective Property to which such Asserted Defect relates together with pipelines and other personal property necessary to operate the respective Defective Property (collectively, the "Excluded Property") to the Designated Entity. To exercise such option, the Company must provide Parent with written notice thereof (including a complete listing of the Excluded Property and the Allocated Merger Consideration Value attributable thereto) at any time prior to Closing. Upon receipt of such notice, Parent shall have the right to withdraw the Asserted Defect to which such notice relates, in which case the Company's exercise of the option to transfer the Excluded Property shall be null and void and no adjustment to the Merger Consideration shall be made with respect to such Asserted Defect. If the Company exercises this option and Parent does not withdraw such Asserted Defect, (A) the respective Excluded Property shall be conveyed to the Designated Entity immediately prior to the Closing without warranty of title, either express or implied, (B) the Merger Consideration shall be reduced by the Allocated Merger Consideration Value attributable to all such Excluded Property, pursuant to Section 2.4(c)(iv)(A), and (C) Parent, the Designated Entity and the Company shall enter into a mutually-agreeable arrangement for the sharing of any Excluded Property that is necessary for the Surviving Corporation to be able to conduct the business conducted by the Company as of the Effective Time in the Ordinary Course of Business.

(ii) If (A) Parent presents an Asserted Defect to the Company in accordance with Section 2.8(b), (B) the Company is unwilling or unable to cure such Asserted Defect as of two (2) business days prior to Closing, (C) the Company does not elect to transfer such Defective Property to the Designated Entity pursuant to Section 2.8(d)(i) and (D) the parties agree on the amount of the corresponding reduction of the Merger Consideration attributable to such Asserted Defect prior to two (2) business days prior to the Closing, then the Merger Consideration shall be reduced by such agreed-upon amount, pursuant to Section 2.4(c)(iv)(A).

(iii) Notwithstanding anything to the contrary herein, if the aggregate sum of the reductions in Merger Consideration pursuant to this Section 2.8(d) does not exceed $975,000 (the "Asserted Defect Threshold"), then no such adjustments shall be made with respect to the Merger Consideration. If the sum of the adjustments to be made pursuant to this Section 2.8(d) does exceed the Asserted Defect Threshold, then the Merger Consideration shall be reduced accordingly, inclusive of the portion equal to the Asserted Defect Threshold.

Section 2.9 Definition of Defects.

(a) Environmental Defects. For purposes of this Agreement, the term "Environmental Defect" shall mean an existing condition or circumstance with respect to the air, soil, subsurface, surface waters, groundwater, and/or sediments that causes, or upon notice or passage of time or both would cause, (i) an asset or property of the Company or its Subsidiaries to not be in compliance with any Environmental Law, including any Permits issued thereunder, or (ii) such asset or property to be required to be remediated (or other corrective action taken with respect to such asset or property) under any Environmental Law. The term "Environmental Defect" shall also mean and include any situation or circumstance regarding an Ownership Interest that would constitute a breach or violation of the Company's representations and warranties given in Section 3.1(n) (disregarding all "Knowledge of the Company" qualifiers in such representations and warranties for purposes of determining whether such a breach or violation has occurred). Notwithstanding any other provision in this Agreement to the contrary, the presence of "NORM" (Naturally Occurring Radioactive Material) that is attached to the inside of wells, materials, and equipment as scale or in other forms shall not be asserted as, and shall not constitute, Environmental Defects, although the presence of NORM in soils, surface water or groundwater may constitute an Environmental Defect if its presence is as a result of the activities of the Company or its Subsidiaries, and the presence of such is regulated under applicable Environmental Laws and/or the presence of such is prohibited under the terms of any lease for such asset or property. To the extent that an Environmental Defect involves contamination or a requirement for remediation, investigation, or corrective action, such Environmental Defect shall be remediated to achieve the most cost-effective remediation standard permitted under applicable Environmental Laws, unless the lease for such asset or property requires contamination to be remediated to a more stringent standard, in which case that standard shall apply to the remediation.

(b) Title Defects. For purposes of this Agreement, the term "Title Defect" shall mean any of the following:

(i) the Company does not have Defensible Title to an Ownership Interest;

(ii) any royalties, overriding royalties, rentals, Pugh clause payments, shut-in gas payments and other payments due with respect to an Ownership Interest have not been properly and timely paid by or on behalf of the Company, except for payments held in suspense for title or other reasons which are customary in the industry and which will not result in grounds for cancellation of the Company's rights in such Ownership Interest;

(iii) the Company is in default under the terms of any Material Contract which could (A) prevent the Company from receiving the proceeds of production attributable to the Company's interest therein, or (B) result in cancellation of the Company's interest therein; or

(iv) any situation or circumstance regarding an Ownership Interest that would constitute a breach or violation of the Company's representations and warranties given in Section 3.2(a).

Section 2.10 Deferred Claims and Disputes. If (a) Parent presents an Asserted Defect to the Company in accordance with Section 2.8(b), (b) the Company is unwilling or unable to cure such Asserted Defect as of two (2) business days prior to Closing, (c) the Company does not elect to transfer such Defective Property to the Designated Entity pursuant to Section 2.8(d)(i) and (d) the parties do not agree on a corresponding reduction of the Merger Consideration attributable to such Asserted Defect prior to two (2) business days prior to the Closing, then Parent's claim to a reduction of the Merger Consideration in respect of such Asserted Defect (a "Deferred Adjustment Claim") shall be settled pursuant to this Section 2.10 and shall not prevent or delay the Closing. With respect to each potential Deferred Adjustment Claim, Parent and the Company shall deliver to the other promptly a written notice describing each such potential Deferred Adjustment Claim, the amount in dispute and a statement setting forth the facts and circumstances that support such party's position with respect to such Deferred Adjustment Claim. At the Closing, the Merger Consideration shall not be adjusted on account of, and, except as provided in Section 6.1(c), no effect shall be given to, the Deferred Adjustment Claim. On or prior to the thirtieth (30th) day following the Closing (the "Deferred Matters Date"), the Company and Parent shall attempt in good faith to reach agreement on the Deferred Adjustment Claims and, ultimately, to resolve by written agreement all disputes regarding the Deferred Adjustment Claims. Any Deferred Adjustment Claims that are not so resolved on or before the Deferred Matters Date may be submitted by either party to final and binding arbitration in accordance with Section 2.11; provided, however, that the Stakeholders' Representative may elect at any time to resolve any disputes relating to such Deferred Adjustment Claim by authorizing payment to Parent of the amount by which the Merger Consideration would have been reduced at Closing on account of the Asserted Defects which constitute Deferred Adjustment Claims if the same did not constitute Deferred Adjustment Claims. Notwithstanding anything herein provided to the contrary, including Section 2.8(c), the Company shall be entitled to cure any Asserted Defect which constitutes a Deferred Adjustment Claim relating to a Title Defect (but not Deferred Adjustment Claims relating to an Environmental Defect) at any time prior to the time when a final and binding written decision of the arbitrators is made with respect thereto. The amount of any reduction in the Merger Consideration shall be promptly paid to Parent from the Expense Account pursuant to Section 2.4(g).

Section 2.11 Arbitration. Deferred Adjustment Claims unresolved on the Deferred Matters Date and submitted by a party to arbitration pursuant to this Section 2.11 shall be submitted to binding arbitration in Houston, Harris County, Texas, under the auspices of, and pursuant to the rules of, the American Arbitration Association's Commercial Arbitration Rules as then in effect, or such other procedures as the parties may agree to at the time, before a tribunal of three (3) arbitrators, one of which shall be selected by Parent, one of which shall be selected by the Stakeholders' Representative, and the third of which shall be selected by the two (2) arbitrators so selected. Any award issued as a result of such arbitration shall be final and binding between the parties, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. A ruling by the arbitrators shall be non-appealable. The parties agree to abide by and perform any award rendered by the arbitrators. If either Parent or the Stakeholders' Representative seeks enforcement of the terms of this Agreement or seeks enforcement of any award rendered by the arbitrators, then the prevailing party (designated by the arbitrators) to such proceeding(s) shall be entitled to recover its costs and expenses from the non-prevailing party, in addition to any other relief to which it may be entitled. If one party fails or refuses to designate an arbitrator within thirty (30) days after receipt of a written notice that an arbitration proceeding is to be held, then the dispute shall be resolved solely by the arbitrator designated by the other party and such arbitration award shall be as binding as if three (3) arbitrators had participated in the arbitration proceeding. Parent and the Stakeholders' Representative covenant and agree to act as expeditiously as practicable in order to complete arbitration. The arbitration proceeding shall be held in English. Arbitration under this Section 2.11 must be concluded and a final award given within one hundred twenty (120) days following Closing.

Section 2.12 Adjustments. The amount of the Merger Consideration shall be adjusted, as provided in Section 2.4(c)(v)(A), as set forth below:

(a) the Merger Consideration shall be increased or decreased, as the case may be, by the amount of the California Net Profit or Loss;

(b) the Merger Consideration shall be decreased by the amount of capital expenditures paid by the Companies between September 30, 2006 and the Closing with respect to the Oil and Gas Interests of the Companies and related properties in the State of California (the "California Assets");

(c) the Merger Consideration shall be decreased by the amount by which any capital expenditure, paid by the Companies without the prior approval of Parent, between September 30, 2006 and the Closing (other than with respect to the California Assets) exceeds the amount permitted therefor by the mutually agreed upon Capital Expenditure Budget attached hereto as Exhibit 2.12(c) (the "Capital Expenditure Budget") (capital expenditures identified by the Company after the signing of this Agreement and before Closing, and approved by the Parent, will be added to the Capital Expenditure Budget);

(d) the Merger Consideration shall be decreased by the amount of any payments made by the Companies to any Related Parties, and any liabilities to any Related Parties incurred by the Companies, between September 30, 2006 and the Closing (other than the distribution of the net proceeds of the Restructuring Transactions, payment for the provision of engineering services by Huddleston & Co. to the Company and its Subsidiaries in the Ordinary Course of Business at market rates, and the payment of directors fees and employee compensation in the Ordinary Course of Business);

(e) the Merger Consideration shall be decreased by the amount of any payments (above and beyond salary paid during taken sick days) made by the Companies to their employees in connection with the extinguishment of all accrued and unused vacation and sick time accrued during all periods (or portions thereof) prior to January 1, 2007;

(f) the Merger Consideration shall be decreased by $75,000 (which represents a mutually-agreed reduction in the Merger Consideration in consideration of Parent's agreement to include a $75,000 exception amount in the last sentence of Section 3.1(h)(i)); and

(g) without duplication of any amounts otherwise deducted from the Merger Consideration in accordance with the preceding subsections of this Section 2.12, the Merger Consideration shall be decreased by the amount of any payments made by the Companies to their employees or other third parties, and any liabilities to any employees or third parties incurred by the Companies, in either case outside of the Ordinary Course of Business, between September 30, 2006 and the Closing (other than the distribution of the net proceeds of the Restructuring Transactions).

Section 2.13 Allocation. The Merger Consideration, the portion of the Expense Account that is neither included in the defined term "Merger Consideration" nor paid to Parent, the Company's liabilities assumed by Sub as a result of the Merger and all other capitalized costs (collectively, the "Consideration") shall be allocated, in a manner consistent with the Allocated Merger Consideration Values and in accordance with Section 1060 of the Code and the Treasury regulations thereunder, among the assets of the Company as of the Closing Date in accordance with a schedule mutually agreed to by Parent, Sub and the Stakeholders' Representative on or before the Closing Date, which schedule shall be attached to this Agreement as Exhibit 2.13 at or before the Closing. Any adjustments to the Consideration (including any adjustment under Section 2.4(k), Section 2.8(d) and Section 2.12) shall be reflected in such allocation in a manner consistent with such Exhibit 2.13 and Treasury Regulation §§1.1060-1(c) and 1.338-7. For all Tax purposes, Parent, Sub and the Company agree to report the transactions contemplated in this Agreement in a manner consistent with the allocation reflected in Exhibit 2.13 (as such Exhibit 2.13 is adjusted in accordance with the immediately preceding sentence), and will not take any position inconsistent therewith in any Tax Return, any proceeding before a taxing authority, or otherwise. In the event such allocation is disputed by any taxing authority, the party receiving notice of such dispute shall promptly notify and consult with the other parties hereto concerning such dispute.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. The Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power.

(i) The Company and each Subsidiary of the Company (collectively, the "Companies") is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Companies is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect.

(ii) Prior to Closing, the Company will deliver to Parent and Sub true and correct copies of the Certificate of Formation and Investors Agreement as in effect on the date hereof. Prior to Closing, the minute books of the Company will be made available to Parent and Sub and will be complete in all material respects and accurately reflect in all material respects all action taken prior to the Closing by its Board of Representatives and members, in their capacities as such.

(b) Subsidiaries.

(i) Set forth in Section 3.1(b)(i) of the Disclosure Schedule is the name and description of each Subsidiary of the Company and a description of the ownership interests therein held directly or indirectly by the Company, including the type of interest, the class or series of interest, the number of shares or amount of such interest and the percentage of the aggregate outstanding capital stock or equity interests of such Subsidiary represented thereby. For purposes of this Agreement, "Subsidiary" means, with respect to any person, any other entity in which such person owns any direct or indirect equity or other similar ownership interests.

(ii) Prior to the Closing, the Company will deliver to Parent true and correct copies of the Articles or Certificate of Incorporation and Bylaws, or other similar organizational or constituent documents, of each Subsidiary of the Company as in effect at the Closing. Prior to Closing, the minute books of each such Subsidiary will be made available to Parent and will be complete in all material respects and accurately reflect in all material respects all action taken prior to the Closing by its Board of Directors or other governing body and members or equity owners, in their capacities as such.

(iii) All the outstanding shares of capital stock of each Subsidiary of the Company that is a corporation have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase of any person. All of the outstanding ownership interests in each Subsidiary of the Company that is not a corporation have been duly authorized and validly issued or vested, were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase of any person, are fully paid and are non-assessable. All such stock and ownership interests are owned of record and beneficially by the Company, either directly or indirectly through a wholly-owned Subsidiary, free and clear of all Liens and restrictive agreements, including voting trusts or shareholder agreements.

(iv) There are no outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights, agreements, arrangements or understandings of any character obligating the Company or any Subsidiary (A) to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of capital stock or other equity interests of any Subsidiary or any securities or obligations convertible into or exchangeable for such units or equity interests or (B) to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right, agreement, arrangement or understanding described in clause (A) of this Section 3.1(b)(iv).

(c) Capitalization. As of the date of this Agreement, the issued and authorized ownership interests of the Company consist solely of the following:

(i) Units. A total of 3,846,571.11 Company Units are issued and outstanding. None of the Company Units are certificated.

(ii) Options, Warrants, Reserved Units. The Company has reserved 199,687.20 Company Units for issuance upon exercise of the Warrants and 968,243.50 Company Units for issuance upon exercise of the Options. No securities issued or issuable by the Company are subject to any rights of first refusal (except the Investors Agreement) or other rights to purchase such stock (whether in favor of the Company or any other person), pursuant to any agreement or commitment of the Company.

(iii) No Other Securities or Purchase Rights. Other than such Company Units, Warrants and Options, there are no ownership interests in, or other equity securities of, the Company issued or outstanding. Other than Contingent Payment Agreements and Earn Out Agreements, there are no "phantom equity" obligations of the Company. In addition, there are no outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights, agreements, arrangements or understandings of any character obligating the Company (A) to issue, deliver or sell, or cause to be issued, delivered or sold, additional Company Units or other equity interests of the Company or any securities or obligations convertible into or exchangeable for such Company Units or equity interests or (B) to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right, agreement, arrangement or understanding described in clause (A) of this Section 3.1(c)(iii).

(iv) Outstanding Security Holders. Exhibit 2.2 sets forth a complete list of all outstanding holders of Company Units (including an indication of which such holders have been admitted to the Company as members), all outstanding holders of Options and Warrants (whether or not vested or exercisable), all beneficiaries under the Contingent Payment Agreements and the Earn Out Agreements and all other security holders of the Company as of the date hereof and as of the Effective Date.

(v) No Appraisal Rights. No holder of Company Units, Unit Equivalents or other equity interest in the Company has any appraisal rights, dissenters' rights or similar rights to demand an appraisal of such Company Units, Unit Equivalents or other equity interest, including any of the foregoing that would be triggered by or be applicable to the Merger or the other transactions contemplated by this Agreement, in each case whether pursuant to the DLLCA, the Certificate of Formation, the Investors Agreement or any other contract, agreement, arrangement or understanding to which the Company is a party or by which it, the Company Units, Unit Equivalents or any other equity interest in the Company is bound.

(vi) Investors Agreement. At the Effective Time, the Investors Agreement shall terminate and be of no further force and effect automatically, by operation of its termination provisions and without any action being required to be taken by the Company, the holders of Company Units or any other person or entity.

(d) Authority; Noncontravention. The Company has the requisite company power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, including by its Board of Representatives, by the holders of Company Units and by the Company as the sole member of the Subsidiaries of the Company (collectively, the "Corporate Approvals"). This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; provided, however, that the Company cannot consummate the Merger until it satisfies the requirements of the HSR Act. The Company has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share" or other anti-takeover laws or similar provisions in the Certificate of Formation or Investors Agreement. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the Certificate of Formation or Investors Agreement or the comparable documents of any Subsidiary of the Company, (ii) except as set forth in Section 3.1(d)(ii) of the Disclosure Schedule, subject to the completion and satisfaction of the governmental filings and other matters referred to in the following sentence, materially conflict with, result in a material breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation under, or require the consent of any person under, (x) any indenture, mortgage, lease, Benefit Plan or similar obligation, instrument or undertaking to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or (y) any credit agreement or similar obligation, instrument or undertaking to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound, or (iii) subject to the completion and satisfaction of the governmental filings and other matters referred to in the following sentence, contravene any law, rule, regulation, order, judgment, injunction, decree, or award, domestic or foreign, applicable to the Company or any of its Subsidiaries or their respective properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any court, governmental agency or regulatory authority, domestic or foreign (a "Governmental Entity" or "Governmental Authority"), which has not been received or made, is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (A) the filing of the Certificate of Merger with the Delaware Secretary of State, (B) such filings as may be required in connection with any state, local or foreign Tax that is attributable to the transfer of beneficial ownership of real property, if any, by the Company or any of its Subsidiaries, (C) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.1(d)(C) of the Disclosure Schedule, and (D) filings under and satisfaction of the HSR Act.

(e) Financial Statements.

(i) The audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2005 ("Balance Sheet") and as of December 31, 2004 and the audited statements of income, members' equity and comprehensive income, and cash flows of the Company and its consolidated Subsidiaries for the years ended December 31, 2005 and December 31, 2004, in each case together with the notes related thereto (the "Audited Financial Statements"), as previously delivered to Parent, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

(ii) True and correct copies of the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2006 ("Latest Balance Sheet") and the statement of income for the nine months ended September 30, 2006 have been previously delivered to Parent and Sub (collectively, the "Interim Financial Statements"). The Interim Financial Statements fairly present the financial position of the Company and its consolidated Subsidiaries at September 30, 2006 and results of operations for the nine months ended September 30, 2006, and are prepared in accordance with GAAP in a manner consistent with the Audited Financial Statements. Except as set forth in Section 3.1(e)(ii) of the Disclosure Schedule or reflected or disclosed on the face of the Balance Sheet or Latest Balance Sheet (rather than in the notes thereto), as of September 30, 2006, the Company and its Subsidiaries did not have any Liabilities that would be required to be reflected in a balance sheet prepared in accordance with GAAP, as applied in the Audited Financial Statements.

(iii) The working capital of the Company and its Subsidiaries as of September 30, 2006 is $4,637,425, which amount has been calculated as set forth in Exhibit 3.1(e)(iii).

(iv) Except as set forth in Section 3.1(e)(ii) of the Disclosure Schedule, since September 30, 2006, neither the Company nor any of its Subsidiaries has incurred any Liabilities that were incurred by the Company or any such Subsidiary outside of the Ordinary Course of Business.

(f) Absence of Certain Changes or Events. Except as disclosed in Section 3.1(f) of the Disclosure Schedule, since December 31, 2005, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business (other than with respect to the process established by the Company for entertaining strategic alternatives involving the Company), and there has not been any material adverse change in the properties, assets, Liabilities, condition (financial or otherwise), business or operations of the Company and its Subsidiaries, taken as a whole (a "Material Adverse Change"). Except as disclosed in Section 3.1(f) of the Disclosure Schedule, since September 30, 2006, there has not been, with respect to the Company or any of its Subsidiaries:

(i) any Material Adverse Change (other than the Restructuring Transactions);

(ii) any event or transaction that was not taken or that did not occur in the Ordinary Course of Business (other than the Restructuring Transactions);

(iii) any payment to or from, or transaction with, a Related Party, other than (A) compensation to employees and directors fees in the Ordinary Course of Business and (B) the provision of engineering services by Huddleston & Co. to the Company and its Subsidiaries in the Ordinary Course of Business at market rates;

(iv) any purchase, redemption or other acquisition of any Company Units or other ownership interests in the Company;

(v) any declaration or payment of a dividend or any other distribution (whether in cash, securities, evidences of indebtedness or other property, tangible or intangible) to the holders of Company Units or any other ownership interests in the Company;

(vi) any change in the accounting methods or principles or cash management practices (including the collection of receivables, payment of payables and pricing and credit practices);

(vii) any Tax election, any change in any Tax election previously made, any settlement or compromise of any Tax Liability, any waiver or extension of the statue of limitations or limitation period in respect of any Taxes, or any filing of (A) any Tax Return in a manner inconsistent with past practice, or (B) any amended Tax Return or claim for a Tax refund;

(viii) any sale, assignment or transfer of any properties or assets (other than the Restructuring Transactions) or the placement of any Lien on any properties or assets;

(ix) any theft, condemnation or eminent domain proceeding or material damage, destruction or casualty loss affecting any property or asset not covered in full by insurance;

(x) any cancellation or compromise of any material Liability or Claim in favor of the Company or any Subsidiary, or any waiver or release of any material right related to the business, properties or assets of the Company or any Subsidiary, in each case without fair consideration;

(xi) any failure to use commercially-reasonable efforts to preserve their business, to keep available the services of key employees and to preserve the goodwill of their suppliers, customers and others having business relations with them;

(xii) any breach or default (or event that with notice or lapse of time would constitute a breach or default), acceleration, termination (or threatened termination), modification or cancellation of any Material Contract by the Company or any Subsidiary or, to the Knowledge of the Company, by any other party;

(xiii) any entering into of a Contract that (A) is not terminable upon thirty (30) days or less notice and (B) involves the payment or receipt by the Company of more than $100,000 (other than with respect to the Restructuring Transactions), except in the Ordinary Course of Business or with the consent of Parent;

(xiv) any (A) increase in the compensation payable or to become payable to any of their employees; (B) adoption, amendment or increase in the coverage or benefits available under any Benefit Plan or (C) amendment or execution of any employment (other than employment terminable at will without penalty), deferred compensation, severance, consulting, non-competition, employee retention plan (other than the Employee Retention Bonuses) or similar agreement involving any employee;

(xv) any termination of employment (whether voluntary or involuntary) of any key employee or employees generally that is materially in excess of historical attrition in personnel;

(xvi) any incurrence of Debt, other than (A) an increase in the amount of Debt under Product Hedging Contracts that existed on September 30, 2006 as a result of adverse changes in the mark-to-market positions thereof, (B) Debt incurred solely for the purpose of making cash payments pursuant to Product Hedging Contracts that existed on September 30, 2006, (C) Debt incurred solely for the purpose of making capital expenditures ratified by the Capital Expenditure Budget, and (D) payment of in kind interest accruing on Debt outstanding as of September 30, 2006 or on Debt permitted by clause (B) or clause (C) above; or

(xvii) any incurrence of Debt pursuant to Product Hedging Contracts entered into after September 30, 2006.

The outstanding Debt, other than pursuant to Product Hedging Contracts, was $60,253,766 on September 30, 2006 and is $60,369,376 on the date of this Agreement. The outstanding Debt pursuant to Product Hedging Contracts was $6,746,999 on September 30, 2006 and is $4,666,404 on the date of this Agreement.

(g) Employee Benefit Plans. Section 3.1(g) of the Disclosure Schedule identifies each employee benefit plan (as that phrase is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and any other benefit or compensation plan, program or arrangement maintained, administered or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, including but not limited to deferred compensation plans, incentive plans, bonus plans or arrangements, stock option plans, stock purchase plans, golden parachute agreements, severance pay plans, dependent care plans, cafeteria plans, employee assistance programs, scholarship programs, and other similar agreements that are currently in effect or maintained within three (3) years of the Closing Date (the "Benefit Plans"). The Company has delivered or made available to Parent on or prior to the date hereof true, complete, correct and current copies of (w) each Benefit Plan, (x) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (y) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and (z) each currently effective trust agreement and insurance contract relating to any Benefit Plan. Section 3.1(g) of the Disclosure Schedule sets forth the amount of paid time off (sick time, vacation days, personal days, "flex" time, "comp" time and otherwise) of each employee of the Company and its Subsidiaries accrued as of the date of this Agreement.

Except as set forth in Section 3.1(g) of the Disclosure Schedule, with respect to the Benefit Plans of the Company and the Subsidiaries:

(i) none of such Benefit Plans is a "multiemployer plan" within the meaning of Section 3(37) of ERISA;

(ii) none of such Benefit Plans is subject to Title IV of ERISA;

(iii) none of such Benefit Plans promises or provides retiree medical or life insurance benefits to any person, including through any organization described in Section 501(c)(9) of the Code;

(iv) no employee of the Company or any Subsidiary will be entitled to additional benefits, increase of a benefit amount, the payment of a contingent benefit, or the acceleration of the payment or vesting of a benefit by reason of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

(v) each such Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such Benefit Plan and no facts have occurred which if known by the IRS could cause disqualification of those plans. All employee pension benefit plans to which Section 412 of the Code is applicable have fully complied with the funding requirements of that Section;

(vi) each such Benefit Plan has been administered in all material respects in accordance with its terms and such Benefit Plans and (A) are in compliance in all material respects with applicable provisions of ERISA, the Code and other applicable law including but not limited to all reporting and disclosure requirements under Title I of ERISA, (B) has had the appropriate Form 5500 filed timely for each year of its existence, (C) has not engaged in any transaction described in Section 406 or 407 of ERISA or Section 4975 of the Code unless exempt under Section 408 of ERISA or Section 4975 of the Code, as applicable, (D) has at all times complied with the bonding requirements of Section 412 of ERISA, (E) there are no investigations by any Governmental Entity, termination proceedings or other claims (except claims for benefits payable in the normal operation of such Benefit Plans), suits or proceedings against or involving any such Benefit Plan or asserting any rights or claims to benefits under any such Benefit Plan that could give rise to any material Liability, (F) can be unilaterally terminated or amended and (G) all contributions or other amounts payable prior to the Closing Date with respect to each employee welfare benefit plan and each employee pension benefit plan, other than an employee pension benefit plan which is subject to Section 412 of the Code have either been paid or accrued by the Company;

(vii) neither the Company nor any ERISA Affiliate has incurred any direct or indirect Liability under, arising out of or by operation of Title IV of ERISA in connection with the termination of, or withdrawal from, any such Benefit Plan or other retirement plan or arrangement, and no fact or event exists that could reasonably be expected to give rise to any such Liability;

(viii) each Benefit Plan that is a "welfare plan" (as defined in Section 3(1) of ERISA) may be amended or terminated without material Liability to the Company or any of its Subsidiaries at any time after the Effective Time;

(ix) the Company does not provide employee benefits, including without limitation, death, post-retirement medical or health coverage (whether or not insured or contribute to or maintain an employee benefit plan which provides for benefit coverage following termination of employment except (A) as is required by Section 4980B(f) of the Code or other applicable statute, (B) death benefits or retirement benefits under any employee pension benefit plan as defined in Section 3(b) of ERISA, (C) benefits the full cost of which is born by the current or former employee (or his beneficiary) nor has it made any representations, agreements, covenants or commitments to provide that coverage, or (D) deferred compensation benefits which have been accrued as liabilities on the books of the Company and disclosed on its financial statements. All group health plans maintained by the Company have been operated in material compliance with Section 4980B(f) of the Code;

(x) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not give rise to any, or trigger any, change of control, severance or other similar provision in any Benefit Plan; and

(xi) except for Liabilities specifically disclosed on the Interim Financial Statements, immediately prior to the Effective Time, no Liabilities will exist with respect to any Benefit Plan that exceed $10,000 individually or $50,000 in the aggregate.

(h) Taxes. Except as set forth in Section 3.1(h) of the Disclosure Schedule:

(i) The Company and each of its Subsidiaries (and any affiliated group of which the Company or any Subsidiary is now or has been a member, if any) has timely filed with the appropriate taxing authorities all Tax Returns required to be filed through the date hereof and will timely file all such Tax Returns required to be filed on or prior to the Closing Date. All such Tax Returns are (or will be) accurately compiled and completed, properly reflect (or will properly reflect) all liabilities for Taxes for the periods covered by such Tax Returns, and otherwise are (or will be) complete and accurate in all material respects. Neither the Company, any Subsidiary or any affiliated group of which the Company or any Subsidiary is now or has been a member, if any, has requested any extension of time within which to file any Tax Return, which Tax Return has not been filed. The Company and each of its Subsidiaries have timely paid (or the Company has timely paid on its Subsidiaries' behalf) all Taxes due and payable (or claimed to be due and payable by any taxing authority) in respect of periods ending on or before the Closing Date (whether or not shown to be due and payable on any Tax Return). The aggregate liability of the Company and the Subsidiaries for unpaid Taxes for all periods ending on or before the respective dates of the balance sheets included in the Audited Financial Statements and the Interim Financial Statements does not exceed the amount of the current liability accrual for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) for such periods reflected on such balance sheets by more than $75,000.

(ii) The Company and each of its Subsidiaries has complied in all respects with all applicable laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 through 1464, 3401 through 3406, 6041 and 6049 of the Code and similar provisions under any state, local or foreign law) and have, within the time and manner prescribed by law, withheld and paid over to the proper Governmental Authorities all amounts required to be withheld and paid over under all applicable laws. There are no liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries except for statutory liens for current Taxes not yet due.

(iii) Except as set forth in Section 3.1(h)(iii) of the Disclosure Schedule, no deficiencies, assessments or liabilities for any Taxes have been proposed, asserted or assessed against the Company or any Subsidiary of the Company, all Tax deficiencies, assessments and liabilities that have been finally determined against the Company or any of its Subsidiaries have been fully paid or finally settled, and neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Except as set forth in Section 3.1(h)(iii) of the Disclosure Schedule, at the date hereof, none of the Tax Returns of the Company or any of its Subsidiaries have been examined by the United States Internal Revenue Service or any other taxing authority. No power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force.

(iv) Except as set forth in Section 3.1(h)(iv) of the Disclosure Schedule, no federal, state, local or foreign audits or other administrative proceedings or court proceedings exist or have been initiated with regard to any Taxes of the Company or any of its Subsidiaries or any of their Tax Returns, and neither the Company nor any of its Subsidiaries has received any notice that any such audit or proceeding is pending or threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, or any of their Tax Returns.

(v) No holder of record of Company Units, the Warrants or the Options is a foreign person within the meaning of Treasury Regulation Section 1.1445-2(b)(2) and Section 1445(f)(3) of the Code.

(vi) The Company and each of its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 or Section 6662A of the Code. Neither the Company nor any of its Subsidiaries has engaged in any transaction described as a "reportable transaction" in Treasury Regulations Section 1.6011-4(b), including any transaction that is the same or substantially similar to a transaction that the United States Internal Revenue Service has determined to be a Tax avoidance transaction or that the United States Internal Revenue Service has identified through a notice, Treasury Regulation or other form of published guidance as a "listed transaction," as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(vii) The Company is, and at all times since its formation, through and including the Closing Date will be, treated as a partnership for federal, state and local income Tax purposes. OPEX is, and at all times since its formation, through and including the Closing Date will be, treated as an association taxable as corporation for federal, state and local income Tax purposes. The Company has delivered to Parent and Sub true and complete copies of the Form 8832, Entity Classification Election, filed by OPEX to elect to be classified as an association taxable as corporation for federal income Tax purposes and all correspondence received by OPEX from the United States Internal Revenue Service relating or pertaining to such election.

(viii) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group filing a consolidated federal income Tax Return, except with respect to OPEX during the period that OPEX was owned by White Oak and/or its affiliates, (ii) has any liability for the Taxes of any entity under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise, (iii) is a party to or bound by, and has no obligation under, any Tax allocation or Tax sharing agreement, Tax indemnity agreement, or similar written agreement or arrangement, (iv) is a party to or bound by, and has no obligation under, any agreement, ruling or compromise entered into between the Company or any of its Subsidiaries and any Governmental Authority regarding Taxes or the assessment or payment thereof, (v) is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of "excess parachute payments" within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign law), and (vi) has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 or 361 of the Code. No Indebtedness of the Company or any of its Subsidiaries consists of "corporate acquisition indebtedness" within the meaning of Section 279 of the Code. Neither the Company nor any of its Subsidiaries is, or will be, required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period ending on or before the Closing Date, (B) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or before the Closing Date, (C) installment sale or open transaction disposition made on or before the Closing Date, or (D) prepaid amount received on or before the Closing Date.

(ix) As used in this Agreement, "Taxes" shall include all federal, state, local and foreign taxes, tariffs, charges, fees, levies, duties, penalties, assessments or other amounts imposed by or payable to any foreign, federal, state, local or other taxing authority or agency, including, but not limited to, income, gross receipts, profits, windfall profits, gains, minimum, alternative minimum, estimated, ad valorem, value added, severance, stamp, customs, import, export, utility, use, service, property, sales, excise, transfer, franchise, employment, payroll, withholding, social security, disability, workers compensation, unemployment compensation and other taxes, together with any interest and any penalties or additions to tax imposed by any court or taxing authority, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(i) Voting Requirements. The Company's Board of Representatives has approved this Agreement and the Merger. The Merger and the terms and conditions of this Agreement have been approved by the holders of a majority of the outstanding Company Units entitled to vote thereon by written consent in lieu of a special meeting of the holders of Company Units. No other vote, consent or approval of the holders of any class or series of the Company Units or any other equity interests are necessary to approve this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company has obtained from Natural Gas Partners VI, L.P. the requisite consent to this Agreement and the Merger (the "NGP Approval").

(j) Compliance with Applicable Laws. Except as disclosed in Section 3.1(j) of the Disclosure Schedule, the Company and each Subsidiary has in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted ("Permits"). The Company and each Subsidiary is in compliance with the terms of the Permits and with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for any possible noncompliance which is not reasonably likely to have a Material Adverse Effect.

(k) Brokers. Except in connection with the investment banker arrangements between the Company and each of Petrie Parkman and Wells Fargo, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Company. All fees, expenses and other amounts payable to Petrie Parkman and Wells Fargo will be "Sellers' Expenses" paid solely from the Expense Account, to the extent provided in Section 2.4(e), and the Surviving Corporation will have no liability or obligation therefor.

(l) Litigation, etc. As of the date hereof, except as disclosed in Section 3.1(l) of the Disclosure Schedule, there is no suit, claim, action or proceeding (at law or in equity) pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company. As of the date hereof, there are no suits, actions, claims, proceedings or investigations pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder or materially delay the transactions contemplated by this Agreement. Neither the Company nor any Subsidiary of the Company is subject to any outstanding order, writ, injunction or decree issued by a Governmental Authority.

(m) Intellectual Property. Section 3.1(m) of the Disclosure Schedule sets forth a true and complete list as of the date hereof of (i) all United States and foreign patents, trademark and service mark registrations, copyright registrations and applications owned by the Company or any Subsidiary; (ii) all licenses granted to the Company or any Subsidiary pertaining to United States or foreign patents, patent applications, proprietary technology, software, inventions, trademarks, service marks, trade names and copyrights (collectively "Intellectual Property") that are material to the conduct of the business of the Company and the Subsidiaries taken as a whole; (iii) all licenses granted by the Company or any Subsidiary pertaining to Intellectual Property; (iv) all other Intellectual Property owned by the Company or any Subsidiary that is material to the conduct of the business of the Company and the Subsidiaries taken as a whole and (v) all written development and settlement agreements pertaining to Intellectual Property that is material to the conduct of the business of the Company and the Subsidiaries taken as a whole. The Intellectual Property owned by or licensed to the Company or its Subsidiaries is not subject to any outstanding option, license or agreement of any kind (other than licenses described in Section 3.1(m) of the Disclosure Schedule), and is owned or licensed, as the case may be, by the Company or one of its Subsidiaries free and clear of all Liens. To the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation by any Person of any Intellectual Property owned by the Company or its Subsidiaries. There are no suits, actions or proceedings (including infringement, misappropriation, interference, opposition, revocation, cancellation and conflict proceedings) currently pending or, to the Knowledge of the Company, threatened, pertaining to any Intellectual Property that is either (a) described in this Section 3.1(m) or (b) owned by any third party and asserted (or, to the Knowledge of the Company, threatened in writing since January 1, 2006 to be asserted) against the Company or any Subsidiary of the Company. To the Knowledge of the Company, the use of the Intellectual Property, including without limitation the Data, by the Company and its Subsidiaries does not infringe on the rights of any Person, subject to such claims and infringements as do not give rise to any material Liability on the part of the Company or any Subsidiary. The Companies do not use the patents listed on Section 3.1(m) of the Disclosure Schedule in the operation of the Companies.

(n) Environmental Laws. Except as set forth in Section 3.1(n) of the Disclosure Schedule:

(i) To the Knowledge of the Company, (A) the operations of the Company and its Subsidiaries are, and have been conducted at all prior times, in compliance with all Environmental Laws (as defined herein) and (B) the Company and the Subsidiaries of the Company have obtained and are in compliance with all Permits required under Environmental Laws.

(ii) To the Knowledge of the Company, the Company and the Subsidiaries of the Company have no actual or contingent Environmental Liabilities with respect to any release (as such term is defined under any Environmental Law) of Hazardous Materials (as defined herein), at any currently or previously owned or operated property or in connection with the off-site shipment of such Hazardous Materials by the Company or the Subsidiaries, nor is the Company aware of any facts that could reasonably be expected to give rise to such Environmental Liabilities.

(iii) Neither the Company nor any of its Subsidiaries has disposed of, released (as such term is defined under any Environmental Law) or placed any Hazardous Materials on, under or at any property owned, operated or leased (or, to the Knowledge of the Company, previously owned, operated or leased) by the Company or any of its Subsidiaries other than in compliance with applicable Environmental Law.

(iv) There are no Liens arising under or pursuant to any applicable Environmental Laws on property owned, operated or leased by the Company or any of its Subsidiaries.

(v) For purposes of this Agreement, "Hazardous Materials" means any substance, material or waste that is regulated under any Environmental Law by any local, state or federal governmental body in the jurisdiction in which the Company or any Subsidiary of the Company conducts business, or the United States because of its effect or potential effect on public health and safety or the environment, including any material or substance that is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "subject waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, including petroleum products, asbestos in friable form, radioactive material and polychlorinated biphenyls. For purposes of this Agreement, "Environmental Law" means any foreign, federal, state or local statute, regulation, ordinance, decree, order or rule of common law in any way relating to (A) public health and safety, (B) the control of any potential pollutant, or protection of the air, water, land, wetlands, natural resources, wildlife and endangered species, (C) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (d) exposure to hazardous, toxic, radioactive or other substances alleged to be harmful, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act (42 U.S.C. §§9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§6901 et seq.), the Clean Water Act (33 U.S.C. §§1251 et seq.), the Safe Drinking Water Act (42 U.S.C. §§300f et seq.), the Clean Air Act (42 U.S.C. §§7401 et seq.), the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. §§651 et seq.), as each has been amended from time to time, the regulations promulgated pursuant thereto, and any Permits required thereunder.

(vi) For the purposes of this Agreement, "Environmental Liabilities" means any and all liabilities, responsibilities, claims, suits, losses, costs (including remedial, removal, response, abatement, clean-up, investigative, or monitoring costs and any other related costs and expenses), other causes of action, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorneys' fees and other legal fees (A) pursuant to any written agreement, order, notice, or responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment, or similar documents (including settlements), arising out of or in connection with any Environmental Laws, or (B) pursuant to any claim by a Governmental Authority or other person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by the Governmental Authority or person pursuant to Environmental Law.

(vii) The representations and warranties contained in this Section 3.1(n) shall be the only representations and warranties made by the Company regarding environmental matters, Environmental Law or Hazardous Materials.

(o) Real Property. Except as set forth in Section 3.1(o) of the Disclosure Schedule:

(i) Except for the Oil and Gas Interests, neither the Company nor any Subsidiary of the Company owns any real property or any interest therein.

(ii) Except as set forth in Section 3.1(o) of the Disclosure Schedule, all leases with respect to non-oil and gas real property leased by the Company and/or any Subsidiary of the Company are in full force and effect. Complete and correct copies of each such lease have been furnished or made available to Parent on or prior to the date hereof. Assuming such leases constitute the valid and binding agreement of the third parties thereto, except as set forth in Section 3.1(o) of the Disclosure Schedule, all such leases are valid and binding obligations of the Company and the Subsidiaries of the Company, as the case may be, and upon consummation of the transactions contemplated hereby, will continue to entitle the Surviving Corporation or any such Subsidiary of the Surviving Corporation (as the case may be) to the use and possession of the real property specified in such leases and for the purposes for which such real property is now being used (or could now be used) by the Company or any Subsidiary of the Company (as the case may be). Except as set forth in Section 3.1(o) of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company is in default or, since January 1, 2006, has received written notice of default under any such lease, and to the Knowledge of the Company, there has been no default thereunder by any third party.

(iii) None of the non-oil and gas real property leased by the Company and/or any Subsidiary of the Company has erected upon it any structure, building or other improvement that is either climate-controlled or has floorspace in excess of 1,500 square feet.

(p) Insurance. All of the material properties of the Company and its Subsidiaries are insured for the benefit of the Company or its Subsidiaries, as the case may be, and will be so insured through the Closing. Section 3.1(p) of the Disclosure Schedule contains a complete and correct list of all fire and other casualty and liability insurance policies covering the Company and/or its Subsidiaries, and such policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any of such insurance policy or has received any notification of cancellation of any of such insurance policy or has any claim outstanding that could be expected to cause a material increase in the applicable premiums thereunder.

(q) Material Contracts. Section 3.1(q)-A of the Disclosure Schedule contains a correct and complete list of each Company Contract of the following types (collectively, the "Material Contracts"):

(i) Contracts for the sale of goods or provision of services by the Company or its Subsidiaries, other than any such Contract that (A) did not generate gross revenues to the Company and its Subsidiaries in excess of $100,000 during the twelve months immediately preceding the date of this Agreement and (B) is not reasonably anticipated to generate gross revenues to the Company and its Subsidiaries in excess of $100,000 during the twelve months immediately following the date of this Agreement;

(ii) Contracts for capital expenditures or the purchase of materials, supplies, merchandise, equipment or other goods or services by the Company or its Subsidiaries requiring annual payments by them in excess of $100,000;

(iii) Leases of real property;

(iv) Leases of personal property (whether capital leases, operating leases or conditional sales agreements) requiring annual payments by the Company or its Subsidiaries in excess of $100,000;

(v) Contracts involving swaps, futures, derivatives or similar instruments, regardless of value;

(vi) Licenses and other Contracts relating to Intellectual Property; and

(vii) Written Contracts for employment or consulting services or relating to the termination or severance of employment or consulting services (including any Company Contract in which the Company is the beneficiary of a non-competition or similar covenant or agreement).

Each Material Contract is a valid and binding agreement of the Company and, to the Knowledge of the Company, of each other party to such Contract, is in full force and effect and enforceable against each party thereto in accordance with its terms. There has been no breach or default by the Company or, to the Knowledge of the Company, by any other party (or event that with the passage of time, the giving of notice or both would constitute a breach or default) under any Material Contract that has not been cured or waived. The Company has performed all of the obligations required to be performed by it under each Material Contract and is not in receipt of any notice of termination or written claim of default under any such Material Contract. No party to any Material Contract has notified the Company of any threat or intention to terminate or materially alter its relationship with the Company. The Company has previously provided to Parent (or its legal counsel) a true and complete copy of all written Material Contracts, together with all amendments, waivers or other changes thereto, and a summary of the terms of all non-written Material Contracts, in each case as in effect on the date of this Agreement.

Except as set forth on Section 3.1(q)-B of the Disclosure Schedule and other than the Restructuring Agreements, neither the Company nor any Subsidiary of the Company is a party to, and no asset or property of the Company or any Subsidiary of the Company is bound by any of the following types of contracts or agreements ("Disfavored Contracts"):

(A) Contracts or agreements not entered into in the Ordinary Course of Business;

(B) Contracts or agreements between the Company (or any of its Subsidiaries) and any Related Party (other than Company Contracts for employment or consulting services listed on Section 3.1(q)-A(vii) of the Disclosure Schedule);

(C) Contracts or agreements pursuant to which the Company (or any of its Subsidiaries) is obligated to provide indemnification to any Person;

(D) Contracts or agreements (including consent decrees) that impose (or could by their terms impose) any material restrictions on the Company (or any of its Subsidiaries) with respect to its geographical area of operations or scope or type of business;

(E) Joint venture, partnership (including, without limitation, a partnership solely for Tax purposes) or similar organizational agreements involving a sharing of profits or losses;

(F) Guarantees and any other Contracts or agreements relating to the direct or indirect guarantee or assumption of the obligations of any other Person, including any arrangement that has the economic effect, although not the legal form, of a guarantee;

(G) Contracts (including mortgages, pledges, conditional sales contracts, security agreements, factoring agreements and other similar agreements) pursuant to which any assets or properties of the Company or its Subsidiaries are subject to any Lien, other than Permitted Encumbrances;

(H) Collective bargaining agreements or any other agreement with a labor union or labor association;

(I) Loan or credit agreement, note, bond, mortgage, indenture or other agreement or instrument pursuant to which any indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred (other than indebtedness issued between or among the Company and its wholly-owned Subsidiaries) (where "indebtedness" for this purpose shall include, with respect to any person, without duplication, (1) all capitalized lease obligations of such person, (2) all obligations of other persons secured, guaranteed or otherwise assumed by such person, (3) all obligations of such person under interest rate or currency hedging transactions and (4) all letters of credit issued for the account of such person); or

(J) Agreements creating any areas of mutual interest with respect to the acquisition by any of the Companies of an interest in any Hydrocarbons, lands or other assets.

(r) Labor Disputes. There are no strikes or other labor disputes against the Company or any Subsidiary of the Company pending or, to the Knowledge of the Company, threatened. Neither the Company nor any Subsidiary of the Company has received notice from any union or employees setting forth demands for representation, elections or for present or future changes in wages, terms of employment or working conditions other than requests by individual employees who are not officers for wage increases and changes in employment terms in the Ordinary Course of Business. No strike, work stoppage, lockout, labor grievance or other labor dispute is presently pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and no such strike, work stoppage, lockout, labor grievance or other labor dispute has occurred since January 1, 2003.

(s) Related Party Transactions and Interests. Except as set forth in Section 3.1(s) or Section 3.2(j) of the Disclosure Schedule, no Related Party has outstanding any indebtedness or other similar obligations owed to the Company or any of its Subsidiaries or is a lender to or participating in any transaction to which the Company or any Subsidiary of the Company is a party involving any amount. As of the Closing, except for the Restructuring Agreements, the Company and its Subsidiaries will not be a party to any Contract with a Related Party.

(t) Internal Controls. The Company maintains such internal accounting controls and procedures as are necessary to provide reasonable assurance regarding the reliability of the Company's financial statements (including the Audited Financial Statements), including controls and procedures that provide reasonable assurance that (1) the Company's financial records and financial statements are complete and accurate in all material respects; (2) transactions are executed and receipts and expenditures are made only in accordance with management's general or specific authorization; (3) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for the Company's assets and properties; (4) access to the Company's assets and properties is permitted only in accordance with management's general or specific authorization and any material unauthorized acquisition, use or disposition of such assets and properties is prevented or detected in a timely matter; (5) the recorded accountability of the Company's assets and properties is compared with existing assets and properties at reasonable intervals and appropriate action is taken with respect to any differences; (6) accounts, notes and other receivables are recorded accurately and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis; and (7) material information regarding the Company's operations and financial condition is accumulated and communicated to the Company's management. To the Knowledge of the Company, neither the Companies nor any representative of the Companies has received any written complaint, allegation, or claim alleging that any of the Companies has engaged in questionable accounting or auditing practices.

(u) Assets. Other than with respect to the Oil and Gas Interests (which are covered in Section 3.2):

(i) the Company and its Subsidiaries have good and valid title to, or the legal right to use, all of the material rights, properties and assets used by them in the conduct of their respective businesses, as presently conducted, free and clear of all Liens, other than Permitted Encumbrances;

(ii) no material right, property or asset employed by the Company or any Subsidiary in the conduct of their respective businesses is owned or held by any Person other than the Company or a Subsidiary, other than a right, property or asset that is duly leased, licensed or sublicensed to the Company or a Subsidiary; and

(iii) the tangible properties and assets of the Company and its Subsidiaries, including any properties and assets held under leases or licenses, are in good condition and repair (ordinary wear and tear excepted), are in good working order and have been properly and regularly maintained.

(v) California Assets. The California Assets to be sold or transferred pursuant to Section 5.8(c) include only assets used by the Companies exclusively in connection with the ownership and operation of oil and gas interests located in the State of California. None of the California Assets (including contractual rights) relate to, or are used in connection with, in whole or in part, the Companies' operation of oil and gas interests located outside of the State of California.

Section 3.2 Oil and Gas Representations. The Company represents and warrants to Parent and Sub as follows:

(a) Title to Assets. Exhibit 3.2 lists the Company's Oil and Gas Interests. Unless otherwise noted on Exhibit 3.2, each of the Company and its Subsidiary has Defensible Title to all of its Oil and Gas Interests. Each Oil and Gas Interest included or reflected in the Ownership Interests entitles the Company or the Subsidiary to receive and retain, without suspension, reduction or termination, not less than the undivided net revenue interest set forth in (or derived from) the Ownership Interests of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest through plugging, abandonment and salvage of all wells comprising or included in such Ownership Interest and all wells now or hereafter producing from or attributable to such Ownership Interest, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest that is borne or to be borne by the Company or by the Subsidiary who owns such Oil and Gas Interest, through plugging, abandonment and salvage of all wells comprising or included in such Ownership Interest and all wells now or hereafter producing from or attributable to such Ownership Interest, is not greater than the undivided working interest set forth in the Ownership Interests. No fact, circumstance or condition of the title to an Oil and Gas Interest shall be considered to effect a reduction in the value of the assets, unless due consideration has been given to (i) the length of time that such Oil and Gas Interest has been producing hydrocarbon substances and has been credited to and accounted for by the Company or one of the Subsidiaries and its predecessors in title, if any, and (ii) whether any such fact, circumstance or condition is of the type that can generally be expected to be encountered in the area involved and is usually and customarily acceptable to reasonable and prudent operators, interest owners and buyers engaged in the business of the ownership, development and operation of oil and gas properties. All proceeds from the sale of the Companies' share of the Hydrocarbons being produced from their Oil and Gas Interests are currently being paid in full to the Companies by the buyers thereof on a timely basis, and, except as noted on Exhibit 3.2, none of such proceeds are currently being held in suspense by such buyer or any other party (except for amounts, individually or in the aggregate, not in excess of $50,000 and held in suspense in the Ordinary Course of Business). The consummation of the transaction contemplated by this Agreement will not require the Companies or either of them to comply with the provisions of any preferential purchase right or consent to assignment clause applicable to any of the Oil and Gas Interests.

(b) Oil and Gas Operations. Except as otherwise set forth on Exhibit 3.2(b), all wells included in the Oil and Gas Interests of the Companies have been drilled and, if completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable laws, rules, regulations, judgments, orders and decrees issued by any court or Governmental Authority. Except as otherwise set forth on Exhibit 3.2(b):

(i) there are no wells that the Company is currently obligated by Law or contract to plug and abandon;

(ii) there are no plugged and abandoned wells that have not been plugged in accordance, in all material respects, with all applicable requirements of each regulatory authority having jurisdiction over the related Oil and Gas Interests;

(iii) with respect to the oil, gas and other mineral leases, unit agreements, pooling agreements, communitization agreements and other documents creating interests comprising the Oil and Gas Interests: (A) the Companies have fulfilled all requirements in all material respects for filings, certificates, disclosures of parties in interest, and other similar matters contained in (or otherwise applicable thereto by law, rule or regulation) such leases or other documents and is fully qualified to own and hold all such leases or other interests; (B) there are no provisions applicable to such leases or other documents which increase the royalty share of the lessor thereunder, and (C) upon the establishment and maintenance of production in commercial quantities, the leases and other interest are to be in full force and effect over the economic life of the property involved and do not have terms fixed by a certain number of years; and

(iv) no Person has any call upon, option to purchase, preferential right to purchase or similar rights with respect to Oil and Gas Interests or to the production therefrom.

(c) Gas Imbalances. Except as is reflected on Schedule 3.2(c), (i) there are no material aggregate production, transportation or processing imbalances existing with respect to the Companies or the Companies' Oil and Gas Interests, and (ii) the Companies have received no deficiency payments under gas contracts for which any party has a right to take deficiency gas from the Companies, nor have the Companies received any payments for production which are subject to refund or recoupment out of future production.

(d) Royalties and Other Obligations. Except as set forth in Schedule 3.2(d), all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Companies' Oil and Gas Interests, have been or will be, prior to the Effective Time, properly and correctly paid or provided for in all material respects. The Company is not in default under the terms of any oil, gas and other mineral leases, unit agreements, pooling agreements, communitization agreements and other documents creating interests comprising the Oil and Gas Interests which could (i) prevent the Company from receiving the proceeds of production attributable to the Company's interest or (ii) result in cancellation of the Company's interest therein.

(e) Payout Balances. The Payout Balance for any well owned and operated by the Companies is properly reflected in Schedule 3.2(e) as of the respective dates shown thereon. To the Knowledge of the Company, based on information given to the Company by third party operators for all wells not operated by the Companies, the Payout Balance for any such third party operated well owned by the Companies is properly reflected in Schedule 3.2(e) as of the respective dates shown thereon. "Payout Balance(s)" means the status, as of the dates of the Companies' calculations, of the recovery by the Companies or a third party of a cost amount specified in the contract relating to a well out of the revenue from such well where the net revenue interest of the Company therein will be reduced when such amount has been recovered.

(f) Prepayments. Except as reflected in Schedule 3.2(f), no prepayment for Hydrocarbon sales has been received by the Companies for Hydrocarbons which have not been delivered as of the date hereof.

(g) Capital Expenditures. Schedule 3.2(g) lists, as of the execution date of this Agreement, the presently approved face amount of any currently outstanding and effective authorities for expenditure with respect to the Companies' Oil and Gas Interests that require the Companies to make or incur capital expenditures with respect to any one property in excess of $100,000.00.

(h) Other Mineral Related Matters. Except as set forth in Schedule 3.2(h), as of the execution date of this Agreement, the Companies were not obligated by virtue of any prepayment arrangement, "take or pay" arrangement, production payment arrangement, gas balancing agreement or otherwise, to deliver or to suffer the delivery of Hydrocarbons produced in connection with any of the Companies' Oil and Gas Interests at some future time (or make a cash payment in lieu thereof) without then or thereafter receiving full payment therefor without deduction or credit on account of such arrangement from the price that would otherwise be received.

(i) Additional Drilling Obligations. Except as set forth in Schedule 3.2(i), (i) the Companies have no obligation, including obligations implied in law, to drill additional wells or conduct other material development operations in order to earn or continue to hold during the primary term of any lease any portion of the Company's Oil and Gas Interests, and (ii) the Companies have not been advised by a lessor under any lease affecting the Companies' Oil and Gas Interests of any requirements or demands to drill additional wells or conduct additional development operations.

(j) Financial and Product Hedging Contracts. Schedule 3.2(j) accurately summarizes the outstanding hedging positions under all outstanding Product Hedging Contracts and financial hedging positions of the Company (including fixed price controls, collars, swaps, caps, hedges and puts) as of the date reflected on Schedule 3.2(j).

(k) Books and Records. All books, records and files of the Companies (including those pertaining to the Companies' Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records) (i) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures and (ii) fairly and accurately reflect the ownership, use, enjoyment and operation by the Company of its assets.

(l) Reserve Report. The Company has delivered to Parent a copy of the reserve report prepared by Huddleston & Company, Inc. dated as of May 1, 2006. Except as set forth in Exhibit 3.2(l), to the Knowledge of the Company, the factual information underlying the estimates of reserves in such report (including, without limitation, production, volumes, sales prices for production, contractual pricing provisions under oil or gas sales or marketing contracts under hedging arrangements, costs of operations and development, and working interest and net revenue information relating to the Companies' ownership interests in properties) provided to Huddleston & Company, Inc. by the Company were true and correct in all material respects on May 1, 2006, provided however, (i) the reserves were estimates only and should not be construed as exact quantities, (ii) such reserves may or may not be recovered and, if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts, (iii) the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions provided by the Company, and (iv) estimates of such reserves may increase or decrease as a result of future operations.

Since the date of such reserve report there have been no material changes to the Oil and Gas Interests except for production in the Ordinary Course of Business, and all wells which are identified in such reserve report as being producing, shut-in or behind pipe were, at the time of such report, producing, shut-in or behind pipe, and all wells and other oil and gas interests covered by or included in such reserve report are accurately described and included in the Oil and Gas Interests.

Section 3.3 Investment Representations. The Company will use commercially reasonable efforts to obtain, prior to Closing, a written representation from each Person who may be entitled to receive a distribution of cash from the Reserve Account pursuant to Section 2.6(d) (the "Reserve Share Beneficiaries") that:

(a) such Reserve Share Beneficiary is an "accredited investor" within the meaning set forth in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act");

(b) such Reserve Share Beneficiary has such knowledge and experience in financial and business matters and such experience in evaluating and investing in companies such as Parent as to be capable of evaluating the merits and risks of an investment in the Reserve Shares;

(c) such Reserve Share Beneficiary has the financial ability to bear the economic risk of his, her or its investment in the Reserve Shares, has adequate means for providing for his, her or its current needs and contingencies and has no need for liquidity with respect to his, her or its investment in Reserve Shares;

(d) such Reserve Share Beneficiary is acquiring an interest in Reserve Shares hereunder for investment for his, her or its own account, for investment purposes only, and not with the view to, or for resale in connection with, any distribution thereof;

(e) such Reserve Share Beneficiary understands that the Reserve Shares have not been registered under the Securities Act, or under the securities laws of various states, by reason of a specified exemption from the registration provisions thereunder that depends upon, among other things, the bona fide nature of each Reserve Share Beneficiary's investment intent as expressed therein;

(f) such Reserve Share Beneficiary understands that the Reserve Shares must be held by the Reserve Agent indefinitely unless they are subsequently registered under the Securities Act and under applicable state securities Laws or an exemption from such registration is available;

(g) such Reserve Share Beneficiary has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of the securities purchased in a private placement subject to the satisfaction of certain conditions including, among other things, the availability of certain current public information about Parent and compliance with applicable requirements regarding the holding period and the amount of securities to be sold and the manner of sale;

(h) such Reserve Share Beneficiary understands that only Parent can take action to register the Reserve Shares;

(i) such Reserve Share Beneficiary understands that all certificates for Reserve Shares issued to the Reserve Agent hereunder shall bear a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT SUCH REGISTRATION OR THE DELIVERY TO THE ISSUER OF AN OPINION OF COUNSEL, SATISFACTORY TO THE ISSUER, THAT SUCH DISPOSITION WILL NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.

(j) such Reserve Share Beneficiary has relied upon independent investigations made by such Reserve Share Beneficiary, the Company or their respective representatives and is fully familiar with the business, results of operations, financial condition, prospects and other affairs of Parent and realizes the Reserve Shares are a speculative investment involving a high degree of risk for which there is no assurance of any return;

(k) such Reserve Share Beneficiary has, among other things, received and carefully reviewed all of the SEC Filings;

(l) such Reserve Share Beneficiary acknowledges that in connection with the transactions contemplated hereby, neither Parent nor anyone acting on its behalf or any other Person has made (and such Reserve Share Beneficiary is not relying upon) any representations, statements or projections concerning Parent, its present or projected results of operations, financial condition, prospects, present or future plans, acquisition plans, products and services, or the value of the Reserve Shares or Parent's business or any other matter in relation to Parent's business or affairs;

(m) such Reserve Share Beneficiary has had an opportunity to obtain such additional information concerning such Reserve Share Beneficiary's investment in the Reserve Shares in order for such Reserve Share Beneficiary to evaluate its merits and risks, and such Reserve Share Beneficiary has determined that the Reserve Shares are a suitable investment for such Reserve Share Beneficiary and that at this time such Reserve Share Beneficiary could bear a complete loss of such investment;

(n) such Reserve Share Beneficiary understands and acknowledges that neither the Internal Revenue Service nor any other Tax authority has been asked to rule on the Tax consequences of the transactions contemplated hereby or by the agreements entered into in connection herewith;

(o) such Reserve Share Beneficiary has relied upon the investigations of his, her or its own Tax and business advisors in addition to such Reserve Share Beneficiary's own independent investigations, and such Reserve Share Beneficiary and advisors have fully considered all the Tax consequences of such Reserve Share Beneficiary's acquisition of an interest in the Reserve Shares hereunder;

(p) such Reserve Share Beneficiary will be responsible for the full amount of any federal or state and any other Tax liability for which he, she or it may be responsible under applicable Tax law resulting from the consummation of the transactions contemplated by this Agreement and will have no recourse against Parent, the Surviving Corporation or any of their respective Affiliates for any such Tax liability or for the Tax treatment of the transactions contemplated by this Agreement under any federal, state or other applicable Tax law; and

(q) such Reserve Share Beneficiary is aware that no federal or state or other agency has passed upon or made any finding or determination concerning the fairness of the transactions contemplated by this Agreement or the adequacy of the disclosure of the exhibits and schedules hereto and such Reserve Share Beneficiary must forego the security, if any, that such a review would provide.

Section 3.4 Representations and Warranties of Parent and Sub. Parent and Sub, jointly and severally, represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect on the business, condition, prospects, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries (taken as a whole). Parent and Sub have delivered to the Company complete and correct copies of their Certificates of Incorporation and Bylaws, as amended to the date of this Agreement. The Sub was formed for the sole purpose of entering into this Agreement and to consummate the transactions contemplated by this Agreement and Sub has taken no actions other than to issue 1,000 shares of its stock to Parent and other actions directly related its incorporation or organization. Sub has no assets other than the capital contributions of Parent.

(b) Authority; Noncontravention. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub and by Parent, as the sole member of Sub. This Agreement has been duly executed and delivered by and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding obligation of each of Parent and Sub, enforceable against such party in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, (i) conflict with any of the provisions of the Certificates of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Sub, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or require the consent of any person under, any indenture, or other agreement, credit agreement, mortgage, lease, employee benefit plan or similar obligation, instrument or undertaking to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule, regulation, order, judgment, injunction, decree or award, domestic or foreign, applicable to Parent or Sub or their respective properties or assets that, in the case of clauses (ii) and (iii) above, would prevent or materially impair the ability of Parent or Sub to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity that has not been received or made is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except (A) for the filing of the Certificate of Merger with the Delaware Secretary of State and (B) as required under the HSR Act.

(c) Voting Requirements. The terms of the Merger have been approved by Parent's Board of Directors and by the Parent, as the sole owner of all outstanding shares of capital stock of Sub.

(d) Brokers. Except in connection with the investment banker arrangements between the Company and BMO Capital Markets, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Parent or Sub.

(e) Financial Strength. Parent will have by April 2, 2007, (i) sufficient cash, available lines of credit or other sources of funds to enable Parent to pay the Merger Consideration in full at Closing and (ii) sufficient shares of its Common Stock authorized, but unissued, to issue the Reserve Shares.

(f) SEC Filings.

(i) Parent has since January 1, 2005 filed all forms, proxy statements, schedules, reports and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(ii) All of the SEC Filings are available on the SEC's online EDGAR database.

(iii) The SEC Filings were, as of their respective dates of filing with the SEC, true, correct and complete in all material respects and did not omit to state any fact necessary in order to make the statements contained therein not misleading. Parent and Sub have no knowledge of any development or threatened development of a nature that would be materially adverse to the business of Parent.

(g) Reserve Shares. Upon issuance to the Reserve Agent in accordance with Section 2.4(c)(i), the Reserve Shares will have been duly authorized, validly issued, fully paid, nonassessable and free from any Liens, claims, liabilities, warrants, calls, rights of first refusal, contracts, commitments or demands of any character or nature relating thereto, other than as provided in Section 2.6, and no Person holds any proxy or similar rights with respect thereto that was granted by Parent or Sub.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
PRIOR TO MERGER

Section 4.1 Conduct of Business of the Company. Except for the closing of the Restructuring Transactions and the disposition of the net proceeds thereof (other than Moon Bend Proceeds) to or for the benefit of Stakeholders and required payments under the Bank Credit Agreement, as disclosed to Parent, and as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the Ordinary Course of Business. The Company and its Subsidiaries shall use all commercially-reasonable efforts to preserve their business, to keep available the services of key employees and to preserve the goodwill of their suppliers, customers and others having business relations with them. From the date of this Agreement until the Closing, the Company will advise Parent on not less than a weekly basis of the actual cash and debt balance and the estimated working capital of the Company, will advise Parent as soon as practicable of any material development that affects the working capital of the Company and will reasonably cooperate with Parent to manage the working capital of the Company.

Section 4.2 Other Actions. The Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (a) any of the representations and warranties of such party set forth in this Agreement becoming untrue in any material respect or (b) any of the conditions of the Merger set forth in Article VI not being satisfied.

Section 4.3 Specific Undertakings. The Company agrees, from the date of this Agreement and through the Effective Time, that, without Parent's consent, neither the Company nor any Subsidiary:

(a) will authorize or effect any change in its articles of organization, its bylaws or regulations or its organizational documents;

(b) will grant any options, warrants, or other rights to purchase or obtain any of its capital stock or membership interests or issue, sell, or otherwise dispose of any of its capital stock or membership interests except that prior to Closing the Company may issue additional Units pursuant to a cashless exercise of Options set aside for officers and employees or otherwise cause such Options to terminate;

(c) will declare, set aside, or pay any dividend or distribution with respect to its capital stock or equity ownership (whether in cash or in kind), other than as expressly contemplated in Section 5.8 in connection with the Restructuring Transactions, or redeem, repurchase, or otherwise acquire any of its capital stock or membership interests;

(d) will issue any note, bond, or other debt security or create, guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business (payment in kind of interest on existing subordinated indebtedness is stipulated to be in the Ordinary Course of Business);

(e) will incur any Debt other than (i) an increase in the amount of Debt under Product Hedging Contracts that existed on September 30, 2006 as a result of adverse changes in the mark-to-market positions thereof, (ii) Debt incurred solely for the purpose of making cash payments pursuant to Product Hedging Contracts that existed on September 30, 2006, (iii) Debt incurred solely for the purpose of making capital expenditures in accordance with the Capital Expenditure Budget and (iv) payment of in kind interest accruing on Debt outstanding as of September 30, 2006 or on Debt permitted by clause (ii) or clause (iii) above;

(f) will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person;

(g) will make any change in employment terms (i) for any of its directors, officers and managers and (ii) for any of its employees outside the Ordinary Course of Business, except, in either case, for (A) terminating existing employment agreements without the Company or any of its Subsidiaries making any payment or incurring any obligation or liability in connection therewith and (B) such actions as are otherwise consented to in writing by Parent;

(h) will enter into, adopt, or amend any employment agreement or pension plan (except, upon notice to Parent, as may be required to comply with applicable law), or grant, or become obligated to grant, any increase in the compensation payable or to become payable to any of its officers, managers or directors or any general increase in the compensation payable or to become payable to its employees except for the Employee Retention Bonuses;

(i) will acquire (including by lease) any material assets or properties or dispose of, mortgage or encumber any material assets or properties, other than in the Ordinary Course of Business;

(j) will waive, release, grant or transfer any material rights or breach, modify or change in any material respect any Material Contract, other than actions otherwise contemplated by this Agreement;

(k) enter into any Contract that would constitute a Material Contract or a Disfavored Contract;

(l) will make, or commit to make, any capital expenditures other than in accordance with the Capital Expenditure Budget;

(m) effect any transaction between the Company and a Related Party;

(n) make any change in their accounting methods or principles or cash management practices (including the collection of receivables, payment of payables and pricing and credit practices);

(o) make any Tax election or any settlement or compromise of any Tax Liability;

(p) will modify the terms of or close out any of its positions on its Product Hedging Contracts;

(q) enter into any new Product Hedging Contracts or other new hedging positions without the prior written consent of Parent; and

(r) will commit to any of the foregoing in this Section 4.3.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the officers, employees, counsel, financial sources, financial advisors and other representatives of Parent reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish as promptly as practicable to Parent such information concerning its business, properties, financial condition, operations and personnel as Parent may from time to time reasonably request. Parent will hold, and will cause its respective directors, officers, partners, employees, accountants, counsel, financial sources, financial advisors and other representatives and Affiliates to hold, any information obtained from the Company in confidence in accordance with the confidentiality provisions contained in the Confidentiality Agreement dated June 15, 2006 previously entered into between Parent and the Company.

Section 5.2 Commercially Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VI.

Section 5.3 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or court process or any rule or regulation of any securities exchange upon which the securities of a party are listed or traded.

Section 5.4 {Intentionally Omitted}.

Section 5.5 Financing. The Company shall provide reasonable assistance to Parent in its efforts to arrange the Financing, including facilitating customary due diligence and arranging for senior officers of the Company to meet with prospective participants in such Financing. Notwithstanding the foregoing, the Company shall not be required to pay any commitment or similar fees prior to the Closing. If the Company expends any funds prior to Closing at Parent's request in connection with the performance of its obligations under this Section 5.5, Parent will reimburse the Company for the documented amount of such funds if this Agreement is terminated prior to the Closing.

Section 5.6 Notice of Developments; Financial Statements.

(a) Notice of Developments. The Company will give prompt written notice to Parent of (i) any development adversely affecting the assets, liabilities, business, financial condition, operations, results of operations, or future prospects of the Company, (ii) any development adversely affecting the ability of the Company or its members to consummate the transactions contemplated by this Agreement, (iii) any representation or warranty of the Company set forth in this Agreement not being true and correct as of the date of this Agreement (or, with respect to any such representation and warranty that speaks as of an earlier date, such representation and warranty not being true and correct as of such date) or (iv) any fact, event, development, condition or omission first occurring after the date of this Agreement that causes (or is reasonably likely to cause) any representation or warranty of the Company set forth in this Agreement to not be true and correct as of any date after the date of this Agreement (including, as of the Closing Date) (a "Development Breach").

(b) Financial Statements. Within forty-five (45) days following the end of each monthly accounting period of the Company occurring between the date hereof and the Effective Time, the Company shall provide Parent with unaudited financial statements of the Company. Such financial statements must be consistent with the information contained in the Company's books and records, fairly present the financial condition and results of operations of the Company as of the date and for the period referred to therein and be prepared in accordance with GAAP, consistently applied throughout the periods indicated, subject to the absence of footnote disclosure and normal year-end adjustments (none of which will be material).

(c) Effect of Disclosure. No disclosure by the Company pursuant to this Section 5.6 or otherwise shall be deemed to amend or supplement the Disclosure Schedule or any other schedule to this Agreement or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant by the Company, except that a disclosure by the Company pursuant to Section 5.6(a)(iv) of a Development Breach that occurs in the Ordinary Course of Business shall be deemed to amend or supplement the Disclosure Schedule or other applicable schedule to this Agreement, to the extent of such disclosure, solely for the purposes of Section 10.1 (and not for purposes of Section 6.2(a) or Section 9.1).

Section 5.7 Tax Covenants.

(a) Tax Returns; Allocation. The Stakeholders' Representative shall engage, at the cost and expense of the Stakeholders' Representative, the Company's certified public accounting firm to timely prepare, in a manner consistent with prior practice, all Tax Returns required to be filed by the Company and/or any of its Subsidiaries for periods ending on or before the Closing Date, including the preparation of any short-period Tax Return ending on the Closing Date; provided, however, that the Stakeholders' Representative shall provide Parent with a 15-day (or, in the case of income Tax Returns, 30-day) period prior to the filing date to review and comment on each such Tax Return prior to their filing. Parent shall cause to be prepared at its cost and expense, each Tax Return required to be filed by the Company and/or any of its Subsidiaries for each period beginning on or before the Closing Date and ending after the Closing Date and shall determine (pursuant to the last sentence of this Section 5.7(a)) the amount of Tax due with respect to the portion of such period ending on the Closing Date; provided, however, that Parent shall provide the Stakeholders' Representative with a 15-day (or, in the case of income Tax Returns, 30-day) period prior to the filing date to review and comment on each such Tax Return and determination prior to the filing of such Tax Return. Parent and the Stakeholders' Representative shall attempt in good faith to reach agreement with respect to any issue resulting from any review of a Tax Return or determination described in the foregoing provisions of this Section 5.7(a). Should Parent and the Stakeholders' Representative fail to reach such an agreement within 15 days after delivery of such Tax Return, a determination with respect to such issue shall be made by Pannell Kerr & Forster of Texas, P.C., whose decision shall be final and binding upon the parties. Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company and/or any of its Subsidiaries for all periods beginning after the Closing Date. Whenever it is necessary for purposes of this Agreement to determine the portion of any Taxes imposed on or incurred by the Company and/or any of its Subsidiaries for a taxable period beginning on or before and ending after the Closing Date which is allocable to the portion of such period ending on the Closing Date, the determination shall be made, in the case of property or ad valorem Taxes or franchise Taxes (which are measured by, or based solely upon, capital, debt or a combination of capital and debt), on a per diem basis and, in the case of other Taxes, by assuming that the portion of such taxable period ending on the Closing Date constitutes a separate taxable period of the Company and/or any of its Subsidiaries, as the case may be, and by taking into account the actual taxable events occurring during such portion of such taxable period ending on the Closing Date.

(b) Cooperation. The Stakeholders' Representative, on the one hand, and Parent, on the other hand, shall, and shall cause their Affiliates to, provide to each of the other parties hereto and its Affiliates such cooperation, documentation and information as any of them reasonably may request in filing any Tax Return or claim for refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit, examination, contest, litigation or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning Tax basis and other information that any such party may possess, at the requesting parties expense. The Stakeholders' Representative, Parent, Sub and their respective Affiliates shall make themselves and their employees reasonably available on a mutually convenient basis to provide explanation of any documents or information so provided.

(c) Post-Closing Tax Administration for Pre-Closing Periods. Except as otherwise expressly provided in this Section 5.7 and in Article X, (i) following the Closing, the Stakeholders' Representative will control the income Tax matters of the Company relating to any period or portion thereof ending on or before the Closing Date and will keep Parent informed of developments and events relating to such matters, provided that the Stakeholders' Representative will not permit any Tax action or position to be taken by the Company that could affect the Taxes of any of the Parent Indemnitees for any post-Closing period without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as otherwise required by applicable law; and (ii) with the exception of Tax matters described in clause (i) of this sentence, Parent will control the Tax matters of the Companies following the Closing, provided that Parent will not permit any Tax action or position to be taken by the Companies that could affect the Taxes of the Company for any pre-Closing period without the prior written consent of the Stakeholders' Representative (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.8 Restructuring Transactions. Prior to the Closing, the Company shall effect, or cause to be effected, the following restructuring transactions, which will occur in the following sequence (collectively, the "Restructuring Transactions"):

(a) the Company will designate, by notice to Parent, one or more newly-formed or existing entities (which may include a liquidating trust) (collectively, the "Designated Entity") to carry on the tax administration contemplated by Section 5.7(c)(i) and to hold and manage certain assets for the benefit of the Stakeholders; provided, however, that none of Sub, the Surviving Corporation, Parent or any of their respective Affiliates (including, after the Closing, the Subsidiaries) or the Company shall ever own or acquire any ownership or beneficial interest in the Designated Entity as a result of the consummation of any of the transactions contemplated by this Agreement;

(b) the Company will convey, without warranty of title, either express or implied, to the Designated Entity a 2% overriding royalty interest in the "Rush Springs Properties," as more particularly described on Exhibit E attached hereto (such royalty interests, the "Rush ORRI"), pursuant to an Area of Mutual Interest Agreement and Assignment and Bill of Sale between the Company and the Designated Entity, in the forms attached hereto as Exhibit F and Exhibit G;

(c) the Company will either (i) transfer the California Assets to the Designated Entity or (ii) sell the California Assets to a third party purchaser (the "California Sale");

(d) accruals for current assets and current liabilities at the Closing Date attributable to the California Assets for periods beginning October 1, 2006 through and including the Closing Date will be assigned to the Designated Entity or the third party purchaser in the California Sale; and

(e) if the California Sale is effected, the cash proceeds received by the Company and its Subsidiaries from the California Sale will be transferred to the Designated Entity, except for net cash proceeds received by OPEX from its sale of the Moon Bend field (which net proceeds are to be retained by OPEX following the Effective Time).

True and complete copies of all agreements, contracts, side letters, memoranda, assignments, bills of sale, resolutions, certificates and other documents executed or delivered in connection with the Restructuring Transactions (collectively, the "Restructuring Agreements") shall be provided to Parent during their negotiation and not less than five (5) days prior to the Closing Date and shall be subject to the approval of Parent (which approval may not be unreasonably withheld or delayed). The Restructuring Transactions shall be consummated in accordance with the terms and conditions set forth in the Restructuring Agreements, as so approved by Parent.

Section 5.9 Post-Closing Conduct by the Companies. Parent covenants and agrees that, following the Closing, it shall take (or cause the Companies to take) the following actions, and only the following actions, with respect to the Companies' obligations under the agreements entered into by the Company in connection with the California Sale:

(a) As provided by Section 3 of the Closing Statement Procedures set forth on Exhibit 2.4(k), within sixty (60) days after the Closing Date, Parent will prepare and deliver to the Designated Entity a copy of the Reconciled Closing Statement setting forth Parent's determination of the California Net Profit or Loss and Parent consents to the Designated Entity's use of such Reconciled Closing Statement for purposes of discharging the Designated Entity's post-closing reconciliation obligations to the purchaser of the California Assets under the agreements entered into by the Company in connection with the California Sale;

(b) Parent will make available to the Designated Entity and its accountants and other representatives, at reasonable times and upon reasonable notice (and copies thereof at the Designated Entity's sole cost and expense), the books and records of the Companies for the purpose of determining and resolving any post-closing adjustments to purchase price under the agreements entered into by the Company in connection with the California Sale, to the extent such books and records are relevant thereto;

(c) Parent will forward to the purchaser of the California Assets, as soon as practicable after receipt thereof, any payments or other amounts received by Parent or the Companies from any third party in respect of the California Assets that are attributable to periods following the closing of the California Sale and to which such purchaser is entitled under the agreements entered into by the Company in connection with the California Sale; and

(d) following the closing of the California Sale, Parent will cause the Companies to execute and deliver to the purchaser of the California Assets such further instruments of conveyance and transfer, as such purchaser may reasonably request and at such purchaser's sole cost and expense, in order to more effectively convey and transfer the California Assets to such purchaser.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Governmental and Regulatory Consents. All filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, Governmental Entities, including those set forth in Section 3.1(c)(C) of the Disclosure Schedule, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company, Parent and Sub shall have been made or obtained (as the case may be).

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the party invoking this condition shall use its commercially reasonable best efforts to have any such order or injunction vacated.

(c) Limit on Adjustment. The actual reduction in the Merger Consideration resulting from the adjustments pursuant to Section 2.8(d) together with the aggregate amount of Deferred Adjustment Claims does not exceed $4,000,000.

Section 6.2 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Section 3.1 and Section 3.2 that are qualified as to materiality shall be true and correct, and those representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (consider collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications (including "in all material respects" and "Material Adverse Effect") and other similar qualifications contained in such representations and warranties shall be disregarded). Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect set forth in this Section 6.2(a).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Resignation of Directors and Officers. Parent and Sub shall have received from the Company letters of resignation effective as of the Effective Time from the directors and officers of the Company and its Subsidiaries.

(d) Consents. Any consent required for the consummation of the Merger under any agreement, contract or license described in the Disclosure Schedule or referred to herein, or for the continued enjoyment by the Surviving Corporation of the benefits of any such agreement, contract or license after the Merger, shall have been obtained.

(e) Form 8-K. The Company shall have provided to Parent all financial information of the Companies, as reasonably requested by Parent, in the format required in connection with the filing of financial information of the Companies with Parent's Current Report on Form 8-K under the Exchange Act required in connection with Parent's acquisition of the Companies.

(f) Restructuring Transactions. True and complete copies of all Restructuring Agreements shall have been provided to Parent not less than five (5) days prior to the Closing Date, all of the Restructuring Agreements shall be in form and substance reasonably satisfactory to Parent and the Restructuring Transactions shall have been consummated in accordance with the terms and conditions set forth in the Restructuring Agreements.

(g) California Assets Release and Waiver. Each transferee, directly or indirectly, of the California Assets in the Restructuring Transaction (including without limitation the third party purchaser of such California Assets) shall have executed and delivered to Parent a release and waiver, in form and substance reasonably satisfactory to Parent and its legal counsel, providing that such transferee will have no recourse against the Company or the Surviving Corporation for indemnification, breach of contract claims or otherwise with respect to the transfer of the California Assets or any related matter.

(h) Contingent Payment Agreements and Earn Out Agreements. The Company shall have delivered to Parent original Holders' Agreements duly executed by Persons holding, in the aggregate, a ninety-five percent (95%) or greater interest in the Contingent Payment Agreements and the Earn Out Agreements. However, the Company's failure to deliver the requisite Holders' Agreements, after using good faith commercially reasonable efforts to obtain such agreements, shall not result in any Liquidated Damages from the Company pursuant to Section 7.2.

(i) Additional Waivers. The Company shall have delivered to Parent an original written waiver, in the form of Exhibit 6.2(i) (which exhibit shall be attached to this Agreement by mutual agreement of Parent and the Company no later than five (5) business days after the date of this Agreement), executed by each member of the Company's Board of Representatives, each officer of the Company and each holder of more than five percent (5%) of the Company Units, with respect to any matter arising prior to the Effective Time. However, the Company's failure to deliver such waivers, after using good faith commercially reasonable efforts to obtain such waivers, shall not result in any Liquidated Damages from the Company pursuant to Section 7.2.

(j) Termination of Company Contracts. Each of the Company Contracts set forth on Section 6.2(j) of the Disclosure Schedule shall have been terminated without any liability to the Company or its Subsidiaries (other than a liability to be paid at Closing as a Sellers' Expense), including all employment and severance agreements.

(k) Estimated Closing Statement. On or prior to the fourth business day prior to the Closing Date, the Company shall have delivered to Parent the Estimated Closing Statement in accordance with Exhibit 2.4(k) attached hereto and such supporting documents as Parent may reasonably request, and all reasonable objections to such statement raised by Parent shall have been resolved through good faith negotiation to the parties' mutual satisfaction.

(l) Investment Representations. All Stakeholders (other than no more than thirty-five (35) Stakeholders) deliver to the Company the written investment representations provided for in Section 3.3. However, if more than thirty-five (35) Stakeholders do not deliver to the Company the written investment representations provided for in Section 3.3, after the Company has used good faith commercially reasonable efforts to obtain such investment representations, the Company shall not be required to pay the Liquidated Damages provided for in Section 7.2(c).

(m) Employee Retention Agreements. Each agreement relating to the Employee Retention Bonuses shall have been amended to provide (i) that one-half of the amount payable thereunder shall be payable at the Closing and the remaining one-half of the amount payable thereunder shall be payable at the end of the period described in Exhibit D with respect to such agreement if and only if the beneficiary of such agreement has not voluntarily terminated his or her employment with the Surviving Corporation or OPEX on or prior to the end of such period and (ii) that such agreement shall be transferred and assigned to the Designated Entity immediately prior to the Closing and that upon such transfer and assignment, Sub, the Surviving Corporation, Parent and their respective Affiliates (including, after the Closing, the Subsidiaries) and the Company shall have no liability or obligation whatsoever under such agreement and the employee shall look solely to the Designated Entity and the Expense Account for any amounts payable to the employee under such agreement.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in Section 3.4 that are qualified as to materiality shall be true and correct, and those representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except that any inaccuracies in such representations and warranties as of the Closing Date will be disregarded if the circumstances giving rise to all such inaccuracies (consider collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications (including "in all material respects" and "Material Adverse Effect") and other similar qualifications contained in such representations and warranties shall be disregarded). The Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent and signed on behalf of Sub by the chief executive officer of Sub each to the effect set forth in this Section 6.3(a).

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent and signed on behalf of Sub by the chief executive officer of Sub each to such effect.

ARTICLE VII
SPECIAL PROVISIONS AS TO CERTAIN MATTERS

Section 7.1 No Solicitation.

(a) Takeover Proposals. The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney or other advisor, agent or representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any takeover proposal, (ii) enter into any agreement with respect to any takeover proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to (including the terms of this Agreement), or take any other action to facilitate any inquiries or the making of any takeover proposal that constitutes, or may reasonably be expected to lead to a takeover proposal (including the terms of this Agreement). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of its Subsidiaries or any investment banker, attorney or other advisor, agent or representative of the Company, whether or not such person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a material breach of this Agreement by the Company. For purposes of this Agreement, "takeover proposal" means (A) any proposal, other than a proposal by Parent or any of its affiliates, for a merger or other business combination involving the Company or any of its affiliates, (B) any proposal or offer, other than a proposal or offer by Parent or any of its affiliates, to acquire from the Company or any of its affiliates in any manner, directly or indirectly, an equity interest in the Company or any Subsidiary of the Company, any voting securities of the Company or any Subsidiary of the Company or a material amount of the assets of the Company and its Subsidiaries, taken as a whole, or (C) any proposal or offer, other than a proposal or offer by Parent or any of its affiliates, to acquire from the members of the Company by tender offer, exchange offer or otherwise more than 10% of the outstanding units of capital of the Company.

(b) Board Action. Neither the Board of Representatives of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub the approval or recommendation by the Board of Representatives of the Company, or any such committee, of this Agreement or the Merger or take any action having such effect or (ii) approve or recommend, or propose to approve or recommend, any takeover proposal.

(c) Notice. In addition to the obligations of the Company set forth in Section 7.1(b), the Company shall promptly advise Parent orally and in writing of any takeover proposal or any inquiry with respect to or that could lead to any takeover proposal (including the financing for such proposal and a copy of such documents conveying such proposal), the material terms and conditions of such inquiry or takeover proposal and the identity of the person making any such takeover proposal or inquiry. The Company will keep Parent fully informed of the status and details of any such takeover proposal or inquiry.

Section 7.2 Remedies.

(a) Equitable Remedies. The parties agree and acknowledge that money damages may not be an adequate remedy for the breach by any party of the provisions of this Agreement and that any party may in its sole discretion apply to a court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief to enforce or prevent violation of the provisions of this Agreement. Such remedies, however, will be cumulative with, and not exclusive of, any remedies that any party may have (i) pursuant to Section 7.2(b) following the termination of this Agreement or (ii) under Article X following the Closing.

(b) Remedies Following Termination of this Agreement. In addition to the remedies provided by Section 7.2(a):

(i) if this Agreement is terminated by Parent pursuant to Section 9.1(b), and if the claims resulting from the breach relied upon to terminate this Agreement in accordance with Section 9.1(b) are in excess of $10,000,000 in the aggregate, and if there was Knowledge of the Company at the time this Agreement was signed and delivered of such breach, or of any fact, event, development, condition or omission that was a material element of such breach, then Parent will be entitled to payment of liquidated damages from the Company in an amount equal to $2,000,000 ("Liquidated Damages"), as Parent's and Sub's exclusive remedy and liquidated damages for such breach;

(ii) if this Agreement is terminated by Parent pursuant to Section 9.1(b) as a result of any willful or intentional breach of this Agreement by the Company (with any breach by the Company of its obligations under Section 7.1(a) or Section 7.1(b) automatically deemed to be willful and intentional) and if the Company enters into any agreement with respect to a takeover proposal during the twelve (12) months immediately following the date on which this Agreement is so terminated, then Parent will be entitled to payment of Liquidated Damages by the Company, as Parent's and Sub's exclusive remedy and liquidated damages for such breach;

(iii) if this Agreement is terminated by Parent pursuant to Section 9.1(b) as a result of the rescission, revocation or withdrawal of any Corporate Approval or the NGP Approval, or any other failure of any Corporate Approval or the NGP Approval to be in full force and effect at any time following the date of this Agreement, then Parent will be entitled to payment of Liquidated Damages by the Company, as Parent's and Sub's exclusive remedy and liquidated damages for such breach;

(iv) if this Agreement is terminated by the Company pursuant to Section 9.1(d), then the Company will be entitled to receive the Deposit, as provided in Section 2.4(b), as the Company's (and the Stakeholders') exclusive remedy and liquidated damages for such breach; and

(v) if this Agreement is terminated by any party for any reason that is not described in the preceding clauses of this Section 7.2(b), the sole and exclusive remedy of such party for any breach of this Agreement by the other parties shall be the right to terminate this Agreement pursuant to Section 9.1 and such party shall have no right to bring any action against the other parties for money damages or any other remedy (except as provided in Section 7.2(a)).

(c) Payment of Liquidated Damages. If Parent is entitled to Liquidated Damages pursuant to Section 7.2(b)(i) or Section 7.2(b)(ii), the Company shall promptly (but in no event later than two business days after submission of a request for payment of the same) pay to Parent in immediately available funds to an account specified by Parent in writing an amount equal to $2,000,000. The parties agree and acknowledge that the damages incurred by Parent and Sub from a termination of this Agreement in circumstances where the Liquidated Damages are payable to Parent under Section 7.2(b) would be difficult or impossible to determine with precision and that $2,000,000 is a reasonable and fair estimate of such damages. The parties agree and acknowledge that the damages incurred by the Company (and the Stakeholders) from a termination of this Agreement in circumstances where the Deposit is payable to the Company under Section 7.2(b) would be difficult or impossible to determine with precision and that $2,000,000 is a reasonable and fair estimate of such damages.

(d) No Special Damages. In no event shall any party be liable to any other party for indirect, consequential, punitive or special damages in an action brought pursuant to Section 7.2(b)(ii)(B) or Section 7.2(b)(iii).

ARTICLE VIII
{INTENTIONALLY OMITTED}

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by Parent, if the Company materially breaches any representation, warranty, covenant or agreement set forth in this Agreement that would be reasonably likely to prevent the Closing from occurring in accordance with this Agreement on or before April 2, 2007;

(c) by Parent, if the Closing does not occur on or before April 2, 2007, unless the failure of such occurrence is due to the failure of Parent or Sub to perform or observe its respective agreements as set forth in this Agreement required to be performed or observed at or before the Closing;

(d) by the Company, if Parent or Sub materially breaches any representation, warranty, covenant or agreement set forth in this Agreement that would be reasonably likely to prevent the Closing from occurring in accordance with this Agreement on or before April 2, 2007;

(e) by the Company, if the Closing Date does not occur on or before April 2, 2007, unless the failure of such occurrence is due to the failure of the Company to perform or observe its agreements as set forth in this Agreement required to be performed or observed on or before the Closing; and

(f) by either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable.

Section 9.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent (or both) as provided in Section 9.1, this Agreement shall forthwith become void and have no effect. In addition, the parties shall have such additional remedies as may be provided in Section 7.2.

Section 9.3 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.4 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement, or an extension or waiver shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its respective Board of Directors or Board of Representatives.

ARTICLE X
INDEMNIFICATION

Section 10.1 Indemnification by the Stakeholders. Subject to the other provisions of this Article X, the Stakeholders will, severally and not jointly, defend, indemnify and hold Parent, Sub and their respective Affiliates (including, after the Closing, the Companies), shareholders and beneficial owners (whether direct or indirect), directors, officers, employees, consultants, agents and representatives (the "Parent Indemnitees") harmless from and against any and all Claims and Losses suffered by any Parent Indemnitee arising from or relating to (a) any breach of any representation or warranty made by the Company in this Agreement, including without limitation such representations and warranties pertaining or relating to Taxes, capitalization of the Company, title to the Oil and Gas Interests, Environmental Liabilities, Environmental Law or Hazardous Material (other than, with respect to any breach of any such representation and warranty that constitutes a Title Defect or Environmental Defect, (i) such Losses (or any portion thereof) that are included within the Deferred Adjustment Claims and (ii) such Defects as are deemed waived by Parent pursuant to Section 2.8(b)), (b) any Taxes imposed on or incurred by the Company or any of its Subsidiaries with respect to any period, or portion thereof, ending on or before the

Closing Date, provided that no payment will be due under this clause (b) until the aggregate amount of such Taxes and related Claims and Losses exceeds the amount of the Tax Accrual, (c) any breach or default in the performance of any covenant, obligation or agreement of the Company pursuant to this Agreement, (d) the Restructuring Agreements or the Restructuring Transactions, including without limitation, in connection with any breach or default by the Companies (other than any breach resulting solely from Parent's failure to discharge its obligations under Section 5.9) or by the purchaser of the California Assets under the agreements entered into in connection with the California Sale (and the Companies' enforcement of their remedies thereunder against such purchaser), (e) the amount, if any, by which (i) the amount of the California Net Profit or Loss shown on the Revised Closing Statement and used to adjust the Merger Consideration at the Closing exceeds (ii) the amount of the California Net Profit or Loss finally determined pursuant to Exhibit 2.4(k) and (f) any Claim by any holder of Company Units, Warrants or Options, any beneficiary under any Contingent Payment Agreement or Earn Out Agreement or any other holder of any equity interest in or equity security of the Company or any Subsidiary of the Company (i) arising from or relating to the Restructuring Transactions, the Merger or any other transaction contemplated by this Agreement, (ii) arising from or relating to any untrue statement or alleged untrue statement of a material fact made by or on behalf of the Company to any such person or entity in connection with obtaining any Company Approval or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) against the Company or any Subsidiary of the Company arising prior to the Effective Time.

Section 10.2 Indemnification by Parent. Subject to the other provisions of this Article X, Parent will defend, indemnify and hold the Stakeholders harmless from and against any and all Claims and Losses suffered by any Stakeholder arising from or relating to (a) any breach of any representation or warranty made by Parent or Sub in this Agreement and (b) any breach or default in the performance of any covenant, obligation or agreement of Parent or Sub pursuant to this Agreement.

Section 10.3 Materiality. With respect to any claim for indemnification under this Article X relating to a breach of a representation or warranty that contains a materiality qualifier (including "in all material respects" and "Material Adverse Effect"), such materiality qualifier will be disregarded for purposes of determining whether a breach of such representation and warranty has occurred and, in lieu thereof, the parties have agreed to use the predictable dollar thresholds as provided in Section 10.6.

Section 10.4 Survival of Representations and Warranties. The representations and warranties of the Company set forth in Section 3.1 and Section 3.2 and in any certificate delivered to Parent at Closing, and the representations and warranties of Parent and Sub set forth in Section 3.4 and in any certificate delivered to the Company at Closing, will survive the execution and delivery of this Agreement and the Closing until twelve (12) months after the Closing. No claim for indemnification pursuant to Section 10.1(a) or Section 10.2(a) based on the breach of a representation or warranty may be asserted after the date on which such representation or warranty expires, except to the extent that such claim is based on fraud in which case it may be asserted at any time prior to the expiration of the statute of limitations applicable thereto. A claim for indemnification pursuant to Section 10.1(a) or Section 10.2(a) based on the breach of a representation or warranty that is asserted in reasonable detail prior to the date on which such representation or warranty expires may be maintained until such claim is finally resolved in accordance with this Article X.

Section 10.5 Notice and Resolution of Claims.

(a) Notice. A Person entitled to indemnification pursuant to Section 10.1 or Section 10.2 (an "Indemnitee") must provide reasonably prompt written notice to the party obligated to provide indemnification to such Indemnitee (the "Indemnifying Party") after obtaining knowledge of any claim that it may have pursuant to this Article X (whether for its own Losses or in connection with a Claim made by a third party (a "Third Party Claim"); provided that the failure to provide reasonably prompt notice will not limit the rights of an Indemnitee to indemnification hereunder except to the extent that such failure materially increases the dollar amount of any such claim for indemnification or materially prejudices the ability of the Indemnifying Party to defend such claim. Such notice will set forth in reasonable detail the claim and the basis for indemnification.

(b) Third Party Claims.

(i) Right to Assume Defense. With respect to a claim for indemnity that arises from a Third Party Claim, the Indemnifying Party will have thirty (30) days after receipt of notice to assume the conduct and control of the settlement or defense of such Third Party Claim, through counsel reasonably acceptable to the Indemnitee and at the expense of the Indemnifying Party. The Indemnitee may participate in such defense or settlement through its own counsel, but such separate counsel will be at its own expense unless one or more defenses, claims or counterclaims are available to the Indemnitee that conflict with one or more defenses, claims or counterclaims available to the Indemnifying Party. In no event, however, will the Indemnifying Party be liable for the fees and expenses of more than one separate counsel of the Indemnitee.

(ii) Obligations Following Assumption of Defense. If the Indemnifying Party assumes the defense of a Third Party Claim, it must take all steps necessary to investigate and defend or settle such Third Party Claim and will hold the Indemnitee harmless from and against any and all Losses caused by or arising out of any settlement approved by the Indemnifying Party or any judgment entered in connection with such Third Party Claim. Without the written consent of the Indemnitee, the Indemnifying Party will not consent to entry of any judgment or enter into any settlement that does not include an unconditional and complete release of the Indemnitee by the claimant or plaintiff making the Third Party Claim.

(iii) Failure to Assume Defense. Failure by the Indemnifying Party to notify the Indemnitee of its election to assume the defense of any Third Party Claim within thirty (30) days after its receipt of notice thereof pursuant to Section 10.5(a) will be deemed a waiver by the Indemnifying Party of its right to assume the defense of such Third Party Claim. In such event, the Indemnitee may defend against such Third Party Claim in any manner that, in good faith, it deems appropriate. The Indemnitee may settle such Third Party Claim or consent to the entry of any judgment with respect thereto, provided that it acts in good faith and in a commercially reasonable manner.

(c) Arbitration of Non-Third Party Claims. With respect to a claim for indemnity that does not arise from a Third Party Claim and that cannot be resolved to the mutual satisfaction of the Indemnitee and the Indemnifying Party through good faith negotiation within thirty (30) days of the giving of written notice of the claim pursuant to Section 10.5(a), either the Indemnitee or the Indemnifying Party may submit such claim and dispute to arbitration by the American Arbitration Association in Houston, Texas, United States of America under the commercial rules then in effect for that Association except as provided herein. The party submitting the claim and dispute to arbitration shall provide notice of the intent to arbitrate to the other party. All proceedings shall be held, and a transcribed record prepared, in English. Each party shall choose one (1) arbitrator within thirty (30) days of the non-submitting party's receipt of the submitting party's notice of the intent to arbitrate. Within sixty (60) days of such receipt of the notice of the intent to arbitrate, the two (2) arbitrators shall choose a neutral third arbitrator who shall act as chairman. If no arbitrator is appointed by a party, or by the two arbitrators chosen by the parties, within the times herein provided or any extension of time which is mutually agreed upon, the Association shall appoint a substitute arbitrator for the arbitrator(s) not so appointed within thirty (30) days of such failure. The award rendered by the arbitrators shall include costs of arbitration, actual attorney's fees and reasonable costs for expert and other witnesses, and judgment on such award may be entered in any court having jurisdiction thereof; provided, however, that nothing in this Section 10.5(c) shall be deemed as preventing either party from seeking equitable relief from the courts. In preparation for the arbitration hearing, each party may utilize all methods of discovery authorized by the Federal Rules of Civil Procedure, and may enforce the right to discovery in the manner provided by said Rules.

Section 10.6 Limitations of Indemnity.

(a) De Minimus Loss Requirement. An Indemnitee will not be entitled to indemnification under Section 10.1(a) or Section 10.2(a), as the case may be, with respect to any particular breach (or series of related breaches) of a representation and warranty unless the Losses for which indemnification is sought by such Indemnitee with respect to such particular breach (or series of related breaches) exceed $10,000, in which case such Indemnitee will be entitled to be indemnified for all of such Losses from the first dollar.

(b) Basket. The Parent Indemnitees will not be entitled to indemnification under Section 10.1(a) unless the aggregate amount of all Losses for which indemnification is sought by the Parent Indemnitees exceeds the Basket, in which case the Parent Indemnitees will be entitled to be indemnified for all of such Losses from the first dollar; provided, however, that the limitation set forth in this Section 10.6(b) will not be applicable to any breach by the Company of the representations and warranties set forth in Section 3.1(c) ("Capitalization") or Section 3.1(h) ("Taxes"). The "Basket" will equal $975,000 less the aggregate amount applied against the Asserted Defect Threshold pursuant to Section 2.8(d) if and only if such applied amount did not result in a reduction of the Merger Consideration (i.e., such applied amount was less than $975,000).

(c) Cap. The aggregate liability of the Stakeholders to provide indemnification pursuant to this Article X may not exceed $4,000,000.

(d) Reserve Account. The sole and exclusive remedy of the Parent Indemnitees for all indemnification obligations owed to the Parent Indemnitees pursuant to this Article X will be the Reserve Shares held in the Reserve Account from time to time, to the extent not previously released in accordance with this Agreement. In no event will the Parent Indemnitees have recourse against any Stakeholder for satisfaction of any such indemnification obligations.

(e) No Special Damages. No Indemnifying Party will be liable to any Indemnitee for indirect, consequential, punitive or special damages (except as may be imposed on an Indemnitee in connection with a Third Party Claim).

Section 10.7 Environmental Remediation Standard. To the extent that a claim for indemnification under this Article X involves contamination or a requirement for remediation, investigation, or corrective action to address pollution, contamination, or a release of Hazardous Materials, the Indemnitee's recovery from an Indemnifying Party shall be limited to those expenses reasonably necessary to achieve the most cost-effective remediation standard permitted under applicable Environmental Laws, unless the lease for such asset or property requires contamination to be remediated to a more stringent standard, in which case that standard shall apply to the remediation.

Section 10.8 Payment of Indemnity. Upon final agreement by the parties or the entry of a final, non-appealable order by a court of competent jurisdiction that an Indemnitee is entitled to indemnification under this Article X, (a) Parent, if it is the Indemnifying Party, must promptly pay the Indemnitee for all Losses to which it is entitled to be indemnified hereunder and (b) the Reserve Agent, if the Stakeholders are the Indemnifying Party, must promptly release to the Indemnitee the number of Reserve Shares that it is entitled to receive hereunder from the Reserve Account, to the extent that Reserve Shares are available in the Reserve Account therefor.

Section 10.9 Effectiveness; Exclusive Remedy. This Article X shall become effective at the Effective Time and shall be of no force and effect prior to the Effective Time or at any time after this Agreement is terminated pursuant to Section 9.1. Following the Effective Time, the indemnification provisions set forth in this Article X will be the sole and exclusive remedy of the parties to this Agreement with respect to any and all claims relating to the subject matter of this Agreement or relating to Environmental Liabilities, Environmental Law or Hazardous Material (other than a claim for fraud or a claim for specific performance of the terms of this Agreement and other than with respect to Deferred Adjustment Claims).

Section 10.10 Risk Allocation. The representations, warranties, covenants and agreements made herein are intended among other things to allocate the risks inherent in the transactions contemplated hereby between the parties and, accordingly, a party shall be entitled to the remedies prescribed by this Agreement by reason of any breach of any such representation, warranty, covenant or agreement by another party, notwithstanding whether any employee, representative or agent of the party seeking to enforce a remedy knew or had reason to know of such breach. The right to indemnification, reimbursement, or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligations.

ARTICLE XI
GENERAL PROVISIONS

Section 11.1 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions hereof (whether similar).

Section 11.2 Fees and Expenses. Except as otherwise provided in this Agreement, whether the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, it being understood that if the Merger is consummated, the holders of Converting Units shall be solely responsible for all Sellers' Expenses as provided in Article II.

Section 11.3 Definitions. For purposes of this Agreement:

"Affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

"Agreement" is defined in the preamble of this Agreement.

"Allocated Merger Consideration Values" is defined in Section 2.8(b) of this Agreement.

"Asserted Defect Threshold" is defined in Section 2.8(d)(iii) of this Agreement.

"Asserted Defects" is defined in Section 2.8(b) of this Agreement.

"Audited Financial Statements" is defined in Section 3.1(e)(i) of this Agreement.

"Bank Credit Agreement" means the Second Amended and Restated Credit Agreement executed effective as of October 1, 2004 between the Company, as Borrower, and Wells Fargo Bank, NA (as amended and supplemented as of the date hereof) as Agent and Lender.

"Balance Sheet" is defined in Section 3.1(e)(i) of this Agreement.

"Basket" is defined in Section 10.6(b) of this Agreement.

"Benefit Plans" is defined in Section 3.1(g) of this Agreement.

"California Assets" is defined in Section 2.12(b) of this Agreement.

"California Net Profit or Loss" means (a) the amount of all cash proceeds received by the Companies, net of all applicable Taxes and royalties, attributable to production from the California Assets for periods of time after September 30, 2006, excluding, however, proceeds from all production prior to September 30, 2006, minus (b) the amount of operating costs and expenses paid by the Companies in the Ordinary Course of Business and customary overhead charges attributable to operations from the California Assets from September 30, 2006 to the Closing Date, minus (c) the amount of all prepaid expenses, ad valorem, property and similar Taxes and assessments based upon or measured by ownership of the California Assets attributable to periods of time after September 30, 2006 and paid by the Companies prior to the Closing Date, minus (d) a dollar amount to be mutually agreed in good faith by Parent and the Company at least four (4) business days prior to the Closing (which dollar amount will represent the estimated Tax liability to be incurred by the Companies in connection with the consummation of the Restructuring Transactions and the income, gains, losses, deductions and credits attributable to the California Assets for the period beginning October 1, 2006 and ending on and including the Closing Date), and minus (e) the out-of-pocket expenses paid or incurred by the Companies in connection with the Restructuring Transactions.

"California Sale" is defined in Section 5.8(c) of this Agreement.

"Capital Expenditure Budget" is defined in Section 2.12(c) of this Agreement.

"Certificate of Formation" is defined in Section 2.3 of this Agreement.

"Certificate of Merger" is defined in Section 1.3 of this Agreement.

"Claim" means any and all judgments, claims, causes of action, demands, lawsuits, suits, proceedings, governmental investigations or audits, losses, assessments, Encumbrances, impositions, fines, penalties, administrative orders, deficiencies, levies, duties, obligations, costs, expenses, liabilities, actual damages (and, only with respect to Third Party Claims, consequential and punitive damages), including in each case, interest, penalties, reasonable attorneys' fees, disbursements and reasonable costs of investigations and litigation, including a reasonable allocation of the time spent by management of Parent in investigating the facts and circumstances relating to the Claim or responding to an audit or investigation.

"Closing" is defined in Section 1.2 of this Agreement.

"Closing Date" is defined in Section 1.2 of this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor law.

"Companies" is defined in Section 3.1(a)(i) of this Agreement.

"Company" is defined in the preamble of this Agreement.

"Company Contract" means any Contract to which the Company or any of its Subsidiaries is a party, obligor or beneficiary or by which the Company, any of its Subsidiaries or any of their respective properties and assets are bound.

"Company Units" is defined in Section 2.1 of this Agreement.

"Consideration" is defined in Section 2.13 of this Agreement.

"Contingent Payment Agreements" are those certain contingent installment obligation agreements named "Contingent Payment Agreements," entered into by and between members of the Company loaning monies to the Company and the Company that creates a payment obligation on the part of the Company upon a liquidity event of the type contemplated by this Agreement.

"Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, mortgage, license, franchise, obligation, commitment or other arrangement, agreement or understanding, whether express or implied and whether written, oral or otherwise.

"Converting Units" is defined in Section 2.1(c) of this Agreement.

"Corporate Approvals" is defined in Section 3.1(d) of this Agreement.

"Data" means, all records and information in the possession of the Companies with respect to the Oil and Gas Interests of the Companies including but not limited to maps, production, accounting, land, lease, well, drilling, division order and marketing data, files, records and information, and, to the extent transferable, all engineering, seismic, geologic or geophysical information and data to the extent it relates to any of the Oil and Gas Interests of the Companies or the production of Hydrocarbons and non-hydrocarbon substances attributable thereto; provided however, that the term "Data" shall not include previous offers and economic analyses associated with the purchase, sale or exchange of the Oil and Gas Interests, confidential internal communications, personnel information, information covered by a non-disclosure obligation, information covered by a prohibition against transfer and information covered by a legal privilege.

"Deal Stock Price" means the average closing price for shares of Parent's common stock on the Nasdaq Global Select Market, as reported by Bloomberg Financial Markets, over the ten trading days immediately prior to the date of execution and delivery of this Agreement.

"Debt" means debt of the Company and/or OPEX owed under the Bank Credit Agreement, WFEC Credit Agreement, Product Hedging Contracts, Parallel Debt Promissory Notes and Junior Debt Promissory Notes described on Exhibit C and Schedule 3.2(j).

"Defect Notice Date" is defined in Section 2.8(b) of this Agreement.

"Defective Property" is defined in Section 2.8(c) of this Agreement.

"Defects" is defined in Section 2.8(b) of this Agreement.

"Defensible Title" means such right, title and interest that (a) with respect to Ownership Interests of record, is evidenced by a valid and effective instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to give the Companies the right to enjoy the benefits of ownership of the Ownership Interests and (b) is free and clear of all Liens, claims, infringements, burdens and other defects other than the Permitted Encumbrances. For purposes of this Agreement, in evaluating the significance of a fact, circumstance or condition to determine whether the same constitutes a defect or encumbrance, due consideration shall be given to the length of time that the particular property has been producing hydrocarbon substances and whether such fact, circumstance or condition is of the type expected to be encountered in the area involved and is usual and customarily acceptable to reasonable and prudent operators, interest owners, and purchasers engaged in the business of the ownership, development and operation of oil and gas properties.

"Deferred Adjustment Claim" is defined in Section 2.10 of this Agreement.

"Deferred Matters Date" is defined in Section 2.10 of this Agreement.

"Delaware Secretary of State" is defined in Section 1.3 of this Agreement.

"Deposit" is defined in Section 2.4(a) of this Agreement.

"Deposit Escrow Agreement" is defined in Section 2.4(a) of this Agreement.

"Designated Entity" is defined in Section 5.8(a) of this Agreement.

"Development Breach" is defined in Section 5.6(a) of this Agreement.

"DGCL" is defined in Section 1.1 of this Agreement.

"Disfavored Contracts" is defined in Section 3.1(q) of this Agreement.

"Disclosure Letter," "Disclosure Schedule" and "Schedule" all refer to the Schedules attached to, or separately provided, and incorporated into this Agreement, that make certain of the Company's factual disclosures to Parent.

"Distribution Deposit" is defined in Section 2.4(c)(v) of this Agreement.

"DLLCA" is defined in Section 1.1 of this Agreement.

"Earn Out Agreements" are those certain contingent installment obligation agreements named "Earn Out Agreements," entered into as of April 14, 2004, by and between the selling shareholders of White Oak and the Company that create a payment obligation on the part of the Company upon a liquidity event of the type contemplated by this Agreement.

"Effective Time" is defined in Section 1.3 of this Agreement.

"Employee Retention Bonuses" is defined in Section 2.4(f) of this Agreement.

"Environmental Defect" is defined in Section 2.9(a) of this Agreement.

"Environmental Law" is defined in Section 3.1(n)(v) of this Agreement.

"Environmental Liabilities" is defined in Section 3.1(n)(vi) of this Agreement.

"ERISA" is defined in Section 3.1(g) of this Agreement.

"ERISA Affiliate" means any person, whether or not incorporated, that together with the Company, would be treated as a single employer under Section 414 of the Code.

"Escrow Agent" means Wells Fargo, Bank of Texas, N.A.

"Estimated Closing Statement" is defined in Paragraph 1 of Exhibit 2.4(k) to this Agreement.

"Examination Period" is defined in Section 2.8(a) of this Agreement.

"Exchange Act" is defined in Section 3.3(f)(i) of this Agreement.

"Excluded Property" is defined in Section 2.8(d)(i) of this Agreement.

"Expense Account" is defined in Section 2.4(c)(iii) of this Agreement.

"Expense Deposit" is defined in Section 2.4(c)(iii) of this Agreement.

"Expense Escrow Agreement" is defined in Section 2.4(j) of this Agreement.

"GAAP" is defined in Section 3.1(e)(i) of this Agreement.

"Governmental Authority" and "Governmental Entity" are defined in Section 3.1(d) of this Agreement.

"Hazardous Materials" is defined in Section 3.1(n)(v) of this Agreement.

"Holders' Agreement" is defined in Section 2.3(b) of this Agreement.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Hydrocarbons" means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

"Indemnifying Party" is defined in Section 10.5(a) of this Agreement.

"Indemnitee" is defined in Section 10.5(a) of this Agreement.

"Indemnity Amount" is defined in Section 2.6(a) of this Agreement.

"Independent Accounting Firm" is defined in Paragraph 6 of Exhibit 2.4(k) to this Agreement.

"Intellectual Property" is defined in Section 3.1(m) of this Agreement.

"Interim Financial Statements" is defined in Section 3.1(e)(ii) of this Agreement.

"Investors Agreement" is defined in Section 2.3 of this Agreement.

"Knowledge of the Company" means the actual knowledge (after due inquiry of appropriate employees, consultants and agents of the Company) of Robert Brook, Gerald Clark, Gary Grinsfelder, Steve Sandlin, or Doug Teague.

"Latest Balance Sheet" is defined in Section 3.1(e)(ii) of this Agreement.

"Letter of Transmittal" is defined in Section 2.5(a) of this Agreement.

"Liabilities" means any and all Claims, debts, liabilities and obligations of any nature whether absolute or contingent, asserted or unasserted, accrued or unaccrued, known or unknown, liquidated or otherwise.

"Lien" means any lien, mortgage, deed of trust, security interest, pledge, charge, deposit, restriction of any kind (including, without limitation, any restriction on the use, transfer, receipt of income or other exercise of any attributes of ownership), burden, encumbrance, option, right of first refusal or similar right, easement, restrictive covenant, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto, but does not include any production payment obligation.

"Liquidated Damages" is defined in Section 7.2(b) of this Agreement.

"Losses" means any and all Liabilities, judgments, losses, assessments, Liens, impositions, fines, penalties, administrative orders, deficiencies, levies, duties, costs, fees, expenses, diminutions in value, actual damages and, only with respect to Third Party Claims, consequential, punitive and special damages assessed against any Indemnitee), including in each case, interest, penalties, reasonable attorneys' fees, disbursements and reasonable costs of investigations and litigation, including a reasonable allocation of the time spent by management of Parent in investigating the facts and circumstances relating to a Claim or responding to an audit or investigation.

"Material Adverse Change" is defined in Section 3.1(f) of this Agreement.

"Material Adverse Effect" means any violation, inaccuracy, occurrence, change in circumstance or other matter or event that results, or could reasonably be expected to result, in an adverse effect on the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company and its Subsidiaries (taken as a whole) having a magnitude that is equal to or in excess of $4,000,000, except to the extent resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby or the public announcement thereof; (ii) changes, circumstances or effects (A) that affect generally the oil and gas industry, such as fluctuations in the price of oil and gas, or (B) that result from (w) international, national, regional, state or local economic conditions, (x) general developments or conditions in the industry in which the Company and the Subsidiaries conduct business, (y) changes in applicable law or the application or interpretation thereof by any Governmental Entity, or (z) other general economic conditions, facts or circumstances that are not subject to the control of such party; (iii) effects of conditions or events resulting from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally) including, the occurrence of one or more terrorist attacks; or (iv) actions taken by Parent or any of its Affiliates.

"Material Contracts" is defined in Section 3.1(q) of this Agreement.

"Members" means the holders of Company Units issued by the Company.

"Merger" is defined in the preamble of this Agreement.

"Merger Consideration" is defined in Section 2.1(c) of this Agreement.

"Moon Bend Proceeds" is defined in Section 2.4(c)(v)(B) of this Agreement.

"NGP Approval" is defined in Section 3.1(i) of this Agreement.

"NORM" is defined in Section 2.9(a) of this Agreement.

"Oil and Gas Interest(s)" means the properties and interests described in Exhibit 3.2 and which are: (a) all direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including unleased mineral interests, non-participating royalty interests, interests in oil and gas or oil, gas and mineral leases, whether as lessor or lessee, including working, royalty and overriding royalty interests, production payments, operating rights, net profits interests, other non working interests and non operating interests; (b) all interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, farmout agreements, exploration agreements, seismic option agreements, seismic data licenses, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in wells, equipment and machinery (including well equipment and machinery), oil and gas production, inventory, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. References in this Agreement to the "Oil and Gas Interests of the Company" or "the Company's Oil and Gas Interests" mean the Oil and Gas Interests of the Company and of its Subsidiary.

"OPEX" means Opex Energy, LLC, a Texas limited liability company wholly-owned by the Company.

"Option Plans" is defined in Section 2.1(e) of this Agreement.

"Options" is defined in Section 2.1(e) of this Agreement.

"Ordinary Course of Business" means the ordinary course of the respective businesses of the Company and its Subsidiaries, consistent with past practice, but excluding any event, action, circumstance or omission that would constitute or give rise to (a) a violation of applicable law, (b) a breach, default or violation of any Company Contract or (c) a breach of any representation, warranty or covenant of the Company set forth in this Agreement.

"Outstanding Claims" is defined in Section 2.6(c) of this Agreement.

"Ownership Interests" means: (i) the Oil and Gas Interests; and (ii) all ownership interests of the Company and its Subsidiary in their other assets (individually, having a value of $5,000 or more) as set forth on Exhibit 3.2.

"Parent" is defined in the preamble of this Agreement.

"Parent Common" is defined in Section 2.4(c)(i) of this Agreement.

"Parent Indemnitees" is defined in Section 10.1 of this Agreement.

"Paying Agent" means Wells Fargo, Bank of Texas, N.A.

"Payment Fund" is defined in Section 2.4(c)(iv) of this Agreement.

"Payout Balances" is defined in Section 3.2(e) of this Agreement.

"Permits" is defined in Section 3.1(j) of this Agreement.

"Permitted Encumbrances" means (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or (if foreclosure, distraint, sale or other similar proceedings shall not have been commenced) are being contested in good faith by appropriate proceedings and if the Company shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on Exhibit 3.2 hereto; (b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the Ordinary Course of Business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of the Oil and Gas Interests and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings, if the Company shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on Exhibit 3.2 hereto; (c) Liens incurred in the Ordinary Course of Business in connection with worker's compensation, unemployment insurance and other social security legislation (other than ERISA) which would not, individually or in the aggregate, result in a Material Adverse Effect on the Companies; (d) Liens incurred in the Ordinary Course of Business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature; (e) easements, rights of way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the Ordinary Course of Business or existing on property (i) not reducing the Company's net revenue interest in any Oil and Gas Interest below that set forth on Exhibit 3.2, and (ii) not materially impairing the value of the assets of the Companies or interfering with the ordinary conduct of the business of the Company or rights to any of their assets; (f) Liens arising pursuant to Section 9.343 of the Texas Business and Commerce Code and all other similar Liens created or arising by operation of law to secure a Person's obligations as a purchaser of oil and gas to the extent such Person's obligations are not due and delinquent; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to Closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Oil and Gas Interests entered into in the Ordinary Course of Business, provided the effect thereof as of the Effective Time on the working and net revenue interests of the Companies has been properly reflected in the Ownership Interests; (i) any defects, irregularities or deficiencies in title to the Oil and Gas Interests that have been waived in writing or deemed waived by the Parent; (j) preferential rights to purchase and Third Party Consents that have been waived or for which consent has been obtained either prior to Closing or as otherwise specified in this Agreement; and (k) Liens described in Exhibit 3.2 hereto.

"Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

"Product Hedging Contract" means any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving commodities or commodity prices, or indexes based on any of the foregoing and any other similar agreement or arrangement.

"Reconciled Closing Statement" is defined in Paragraph 3 of Exhibit 2.4(k) to this Agreement.

"Related Parties" means, collectively, the Affiliates (other than wholly-owned Subsidiaries of the Company), members and beneficial owners (whether direct or indirect), directors, officers, employees and consultants of the Company, and the family members of each of the foregoing who are natural persons.

"Reserve Account" is defined in Section 2.4(c)(i) of this Agreement.

"Reserve Agent" means Wells Fargo, Bank of Texas, N.A.

"Reserve Escrow Agreement" is defined in Section 2.6 of this Agreement.

"Reserve Shares" is defined in Section 2.4(c)(i) of this Agreement.

"Restructuring Agreements" is defined in Section 5.8 of this Agreement.

"Restructuring Transactions" is defined in Section 5.8 of this Agreement.

"Revised Closing Statement" is defined in Paragraph 2 of Exhibit 2.4(k) to this Agreement.

"Rush ORRI" is defined in Section 5.8(b) of this Agreement.

"SEC" is defined in Section 3.3(f)(i) of this Agreement.

"SEC Filings" means Parent's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2005; (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006; and (iii) proxy statement for Parent's 2006 annual meeting of stockholders.

"Sellers' Expenses" means the transaction fees payable to Petrie Parkman & Co., the professional fees and expenses directly related to representation of the Company and the Stakeholders in the Merger, and that certain "tax true-up" payment and a reserve for the Designated Entity, all as described on Exhibit D.

"Sellers' Expenses Allowance" is defined in Section 2.4(c)(iv) of this Agreement.

"Stakeholders" is defined in Section 2.2 of this Agreement.

"Stakeholders' Representative" is defined in Section 2.7 of this Agreement.

"Sub" is defined in the preamble of this Agreement.

"Subsidiary" is defined in Section 3.1(b)(i) of this Agreement.

"Surviving Corporation" is defined in Section 1.1 of this Agreement.

"Tax Accrual" means (i) the aggregate amount of the current liability accruals for unpaid Taxes (excluding any reserves for deferred Taxes), if any, reflected on the face of the Latest Balance Sheet (rather than in any notes thereto), as such current liability accruals for unpaid Taxes are adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Companies in filing their Tax Returns, plus (ii) $75,000.

"Taxes" is defined in Section 3.1(h)(ix) of this Agreement.

"Tax Return" means any return, declaration, report, claim for refund, information return or statement or other filing relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Third Party Claim" is defined in Section 10.5(a) of this Agreement.

"Title Defect" is defined in Section 2.9(b) of this Agreement.

"Unit Equivalents" is defined in Section 2.2 of this Agreement.

"Warrants" is defined in Section 2.1(e) of this Agreement.

"Wells Fargo" means Wells Fargo, Bank of Texas, N.A. and Wells Fargo Energy Capital, Inc.

"WFEC Credit Agreement" means that certain Amended and Restated Credit Agreement executed effective as of April 14, 2004 between the Company as Borrower and Wells Fargo Energy Capital, Inc. (as amended and supplemented).

"White Oak" means White Oak Holdings Corp.

Section 11.4 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

11.4.1 if to Parent or Sub, to:

The Exploration Company of Delaware, Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258
Attention: President
Fax No.: (210) 496-3232

with a copy to:

Daryl L. Lansdale, Jr., Esq.
Fulbright & Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205
Fax No.: (210) 270-7205

11.4.2 if to the Company, to:

Output Exploration, LLC
Robert A. Brook, President
11104 West Airport, Suite 160
Stafford, TX 77477-3016
Fax No.: (281) 879-2080

with a copy to:

Chris Wolfe, Esq.
Haynes and Boone, LLP
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Fax No.: (713) 236-5616

11.4.3 if to the Stakeholders' Representative, to:

XEPO, LLC
B.P. Huddleston, Chairman
One Houston Center
1221 McKinney Street, Suite 3700
Houston, Texas 77010
Fax No.: (713) 209-1104

Section 11.5 Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 11.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.7 Entire Agreement; Third-Party Beneficiaries. This Agreement and the confidentiality agreement referred to above constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person, other than the parties hereto, the Indemnitees (solely with respect to Article 10) and the holders of Converted Units (solely with respect to Section 2.5(b) and Section 2.6(e)), any rights or remedies.

Section 11.8 Governing Law. This Agreement shall be governed by the internal, and not the law of conflicts, of the State of Texas.

Section 11.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 11.10 Disclaimer of Projections. Neither the Company nor any officer, director, affiliate, agent or member thereof makes any representation or warranty to Parent or Sub except as specifically made in this Agreement. In particular, the Company makes no representation or warranty to Parent or Sub with respect to any financial projection or forecast of or relating to the Company. With respect to any such projection or forecast delivered by or on behalf of the Company to Parent or Sub, the Parent and Sub each acknowledge that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) they are familiar with such uncertainties, (c) they are taking full responsibility for making their own evaluation of the adequacy and accuracy of all such projections and forecasts so furnished to them, and (d) they shall have no claim against the Company with respect thereto.

Section 11.11 Further Assurances. If at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or otherwise are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, all rights, title and interests in all real estate and other property and all privileges, powers and franchises of the Company and Sub, the Surviving Corporation and its proper officers and directors, in the name and on behalf of the Company and Sub, shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary and proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company or otherwise to take any and all such action.

Section 11.12 Invalidity. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:
The Exploration Company of Delaware, Inc.

By: /s/ James E. Sigmon
Name: James E. Sigmon
Title: President

SUB:
Output Acquisition Corp.

By: /s/ M. F. Russell
Name: M. Frank Russell
Title: Vice President

COMPANY:
Output Exploration, LLC

By: /s/ Robert A. Brook
Name: Robert A. Brook
Title: President

STAKEHOLDERS' REPRESENTATIVE:
XEPO, LLC

By: Peter Paul Petroleum Company, its sole manager

By: /s/ B. P. Huddleston
Name: B. P. Huddleston
Title: Chairman

Agreement and Plan of Merger -- Signature Page

Note:  The Exhibits listed on the Table of Contents have been omitted from this filing. They will be provided to the Securities and Exchange Commission upon request.